SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For September 9, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of the Company's consolidated financial statements for the six months ended June 30, 2002 prepared in accordance with Chilean generally accepted accounting principles.

           Consolidated Financial Statements

           TELEX-CHILE S.A AND SUBSIDIARIES

           Santiago, Chile
           June 30, 2002 and 2001

                       Consolidated Financial Statements

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                            June 30, 2002 and 2001










                                   Contents







Report of Independents Auditors..........................................   1

Financial Statements

Consolidated Balance Sheets..............................................   3
Consolidated Statements of Income........................................   5
Consolidated Statements of Cash Flows....................................   6
Notes to the Consolidated Financial Statements...........................   8


Ch.$       -      Chilean pesos
Th.Ch.$    -      Thousands of Chilean pesos
Th.US$     -      Thousands of United States dollars
UF         -      Unidades de Fomento (Chilean government inflation-indexed
                  monetary units)

Report of Independent Auditors


To the President, Directors and Shareholders
Telex-Chile S.A. and Subsidiaries.


We have examined the consolidated general balance sheets of Telex-Chile S.A. and its subsidiaries (the Company) as of June 30, 2002 and 2001 and the pertinent consolidated income statements and cash flows for the six-month periods ended on those dates. The interim financial statements and their corresponding notes are the responsibility of the Company's administration. The Reasoned Analysis and Relevant Events attached hereto do not form an integral part of these financial statements; therefore, this report is not extended to them.

With the exception of what is mentioned in the following paragraphs, we have made the examination in accordance with audit norms established in Chile for a review of the interim financial information. A review of the interim financial information consists mainly in applying procedures of analytical review to such financial statements and to make investigations with the personnel who is responsible for the financial and accounting matters. The scope of the review is substantially smaller than an audit made in accordance with generally accepted accounting rules in Chile, whose objective is to express an opinion on the financial statements taken as a whole. Consequently, the interim consolidated financial statements as at June 30, 2002 and 2001 have not been audited and therefore we are not in a position to express, nor do we express, such opinion.

With regard to the preceding period, on August 21, 2001, we stated that we refrained from giving an opinion on the consolidated financial statements as at June 30, 2001 as the Company showed recurrent operating losses and negative working capital and the consolidated financial statements had been prepared assuming that the Company would continue as an ongoing enterprise. The Company had not fulfilled certain conditions that were included in the debt agreements with its creditors and was in a restructuring process of its credits. These conditions gave as result significant doubt about the capacity of the Company to continue as an ongoing enterprise. In addition, the consolidated financial statements did not include any adjustment to reflect the possible future effects in the event this restructuring did not materialize, nor did they reflect the deterioration of the value of the fixed assets of the subsidiary companies in Colombia and Venezuela as at 30th June, 2001, which recorded a total net value of accumulated depreciation of Th.Ch.$ 13,776,127.

As is fully explained in the Notes to the consolidated financial statements as at 30th June 2002, on April 25, 2002 the Company capitalized the financial debt in the amount of Th.Ch.$ 67,988,914, ending the restructuring process agreed upon by the financial creditors on December 28, 2001 in the Preventive Judicial Agreement. In addition, the Company made an analysis of recoverability of the fixed assets recorded in the Company's subsidiary in Colombia, which gave rise to a debt in accumulated results in the amount of Th.Ch.$ 1,256,327.

Based on our review of the consolidated financial statements as at June 30th, 2002 and 2001 we are not aware of other significant adjustments that should be made thereto, so that they can be in accordance with the accounting principles generally accepted in Chile.

The Company decided to exclude from the consolidation process of the financial statements of June 30, 2002, the foreign subsidiary of Colombia as the Company had the intention to sell this investment in the short term and will not continue to finance the operations of such subsidiary.


Antonio Aldunate U.

Santiago, August 2, 2002.

                       TELEX CHILE S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets


                                                                                      As of June 30,
                                                                                2002                   2001
                                                                                ----                   ----
ASSETS                                                                         Th.Ch.$                Th.Ch.$

CURRENT ASSETS

   Cash                                                                        804,032                  468,546
   Time deposits                                                             5,820,313                1,128,824
   Marketable securities (net)                                               1,310,299                  307,173
   Accounts receivable                                                       2,621,386                3,034,201
   Notes receivable (net)                                                      193,617                  111,200
   Sundry debtors                                                            1,250,167                1,185,121
   Notes and accounts receivable from related companies                      2,548,775                1,771,057
   Recoverable taxes                                                           724,931                  814,104
   Prepaid expenses                                                            611,483                  624,567
   Other current assets                                                      3,632,648                3,746,209
                                                                       ------------------  -----------------------

   Total current assets                                                     19,517,651               13,191,002
                                                                       ------------------  -----------------------

PROPERTY, PLANT AND EQUIPMENT

   Land                                                                        575,520                  967,319
   Buildings and infrastructure                                             46,995,830               50,185,674
   Machinery and equipment                                                  56,246,505               85,032,002
   Other fixed assets                                                       24,689,747               27,391,471
   Less: Accumulated depreciation                                          (54,657,644)             (51,090,357)
                                                                       ------------------  -----------------------

   Total fixed assets (net)                                                 73,849,958              112,486,109
                                                                       ------------------  -----------------------

OTHER ASSETS
   Investments in related companies                                                 69                    9,258
   Investments in other companies                                                  294                      294
   Goodwill                                                                    125,212                  143,490
   Notes and accounts receivable from related companies, long-term             505,078                1,834,581
   Long-term deferred taxes                                                          -                  565,985
   Other                                                                       120,832                  672,137
                                                                       ------------------  -----------------------

   Total other assets                                                          751,485                3,225,745
                                                                       ------------------  -----------------------

   Total Assets                                                             94,119,094              128,902,856
                                                                       ==================  =======================


The accompanying notes No. 1 to 30 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                                                                                      As of June 30,
  LIABILITIES, DEFERRED REVENUES AND SHAREHOLDERS' EQUITY                      2002                   2001
                                                                               ----                   ----
                                                                              Th.Ch.$               Th.Ch.$
  CURRENT LIABILITIES

   Due to bank and financial institutions, short-term                             3,321                   63,627
   Current portion of long-term Bank and financial institutions debt            608,904               40,089,378
   Long-term obligations with maturities within one period                    7,382,912                2,882,502
   Accounts payable                                                          13,806,850               11,339,728
   Notes payable                                                                160,704                  148,582
   Sundry creditors                                                             328,465                  497,259
   Notes and accounts payable to related companies                               50,664                        -
   Accrued liabilities                                                        1,094,307                1,874,004
   Withholdings                                                                 149,292                  719,053
   Income taxes                                                                   3,055                   90,465
   Deferred revenues                                                          1,137,708                  946,203
   Other current liabilities                                                     60,245                   33,356
                                                                        ------------------  -----------------------

   Total current liabilities                                                 24,786,427               58,684,157
                                                                        ------------------  -----------------------

  LONG-TERM LIABILITIES
   Due to banks and financial institutions                                    3,592,721               40,053,514
   Long-term notes payable                                                   10,960,625               15,611,022
   Accrued liabilities                                                        3,365,251                        -
   Other long-term liabilities                                                  105,535                   98,504
                                                                        ------------------  -----------------------

   Total long-term liabilities                                               18,024,132               55,763,040
                                                                        ------------------  -----------------------

  DEFERRED REVENUES                                                           5,372,256                5,143,795
                                                                       ------------------  -----------------------

  MINORITY INTEREST                                                             211,355                  448,546
                                                                        ------------------  -----------------------

  SHAREHOLDERS' EQUITY
   Paid-in capital                                                          181,489,545              100,172,061
   Reserve for capital reappraisal                                              959,245                1,502,581
   Share premium account                                                        990,920                  990,088
   Other reserves                                                            (4,466,709)              (4,333,069)
   Reserve for future dividends                                                       -                7,973,960
   Accumulated deficit                                                     (127,284,652)             (79,594,353)
   Net loss for the period                                                   (5,941,671)             (15,655,367)
   Accumulated deficit from subsidiaries in development stage                   (21,754)              (2,192,583)
                                                                        ------------------  -----------------------

   Total shareholders' equity                                                45,724,924                8,863,318
                                                                        ------------------  -----------------------
   TOTAL LIABILITIES, DEFERRED REVENUES AND
      SHAREHOLDERS' EQUITY                                                   94,119,094              128,902,856
                                                                        ==================  =======================

The accompanying notes No. 1 to 30 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES

                       Consolidated Statements of Income

                                                                                   For the periods ended
                                                                                 At January 1 and June 30,
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
  OPERATING LOSS

     Net sales                                                                 20,955,403               24,945,681
     Cost of sales                                                            (15,489,781)             (20,626,479)
                                                                          ------------------  -----------------------

     Operating margin                                                           5,465,622                4,319,202
     Administrative and selling expenses                                      (8,451,223)              (9,360,197)
                                                                          ------------------  -----------------------

Operating loss                                                                (2,985,601)              (5,040,995)
                                                                          ------------------  -----------------------


 NON-OPERATING LOSS

    Financial income                                                              360,734                  374,805
    Other non-operating income                                                  1,450,935                   94,902
    Loss on investments in related companies                                    (209,841)                 (53,075)
    Amortization of goodwill                                                     (12,382)                  (6,535)
    Financial expense                                                         (2,456,837)              (4,654,536)
    Other non-operating expenses                                              (1,387,439)              (1,338,306)
    Price-level restatement                                                       302,123                (277,207)
    Exchange differences                                                        (992,125)              (4,899,460)
                                                                          ------------------  -----------------------

Non-operating loss                                                            (2,944,832)             (10,759,412)
                                                                          ------------------  -----------------------

Loss before income taxes                                                      (5,930,433)             (15,800,407)
     Income taxes                                                                 (9,356)                   22,779
                                                                          ------------------  -----------------------

Consolidated loss                                                             (5,939,789)             (15,777,628)
     Minority interest                                                            (1,882)                  122,261
                                                                          ------------------  -----------------------

Net loss for the period                                                       (5,941,671)             (15,655,367)
                                                                          ==================  =======================








The accompanying notes No. 1 to 30 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                                   For the periods ended
                                                                                         June 30,
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
CASH FLOWS FROM OPERATING ACTIVITIES

Collection of account receivable                                               21,443,348               26,201,477
Interest received                                                                 119,484                  368,574
Other receipts                                                                     18,490                  146,552
Payment to suppliers and personnel                                            (18,111,138)             (22,148,038)
Interest paid                                                                    (537,587)              (1,688,934)
Income taxes paid                                                                 (18,120)                   94,992
Other expenses paid                                                              (361,817)                (485,787)
Value added tax and other similar payments                                     (1,534,914)              (2,188,449)
                                                                          ------------------  -----------------------

   Net cash provided by operating activities                                    1,017,746                  300,387
                                                                          ------------------  -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of shares                                                             80,688,660                        -
Other related company financing                                                         -                   36,794
Payment of loans                                                              (74,134,398)             (13,072,904)

                                                                          ------------------  -----------------------

   Net cash provided (used) in financial activities                             6,553,262              (13,036,110)
                                                                          ------------------  -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment                                              1,473                    2,584
Sales of financial investments                                                          -               13,065,721
Collections of loans from related companies                                       404,425                   89,256
Other investing receipts                                                           30,956                        -
Acquisitions of property, plant and equipment                                  (3,026,890)              (2,151,105)
Other investing disbursements                                                    (108,239)                (348,077)
                                                                          ------------------  -----------------------

   Net cash provided by (used in) investing activities                         (2,698,275)               10,658,379
                                                                          ------------------  -----------------------

Net cash                                                                        4,872,733              (2,077,344)

Effect of inflation on cash and cash equivalents                                 (20,379)                 (42,319)
                                                                          ------------------  -----------------------

Net change in cash and cash equivalents                                         4,852,354              (2,119,663)

Cash and cash equivalents at beginning of period                                3,731,191                4,295,433
                                                                          ------------------  -----------------------

Cash and cash equivalents at end of period                                      8,583,545                2,175,770
                                                                          ==================  =======================

                       TELEX CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                                          June 30,
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
RECONCILIATION OF CASH PROVIDED BY
OPERATING ACTIVITIES AND NET LOSS
FOR THE PERIOD

   Net loss for the period                                                     (5,941,671)             (15,655,367)

   Results on sales of assets:

   Loss on sale of property, plant and equipment                                   (1,483)                  (3,625)

Charges (credits) to income that do not represent cash flows:

   Depreciation for the period                                                  5,980,058                6,795,904
   Amortization of intangible assets                                                3,622                   67,195
   Write-offs and provisions                                                      938,279                  896,482
   Accrued loss on investments in
   Related companies                                                              209,841                   53,075
   Amortization of goodwill                                                        12,382                    6,535
   Net price-level restatement                                                   (302,123)                 277,207
   Exchange differences                                                           992,125                4,899,460
   Other non-cash credits to income                                               (33,735)                 (76,965)
   Other non- cash charges to income                                                  475                  121,812

Changes in assets that affect Cash flow:


   Increase in accounts receivable                                             (4,675,449)              (3,987,730)
   (Increase) Decrease  in other assets                                        (1,634,046)                 291,482

Changes in liabilities that affect Cash flow:

   Increase  in accounts payable
         related to operations                                                  2,779,828                3,937,727
   Increase in interest payable                                                 1,937,411                2,424,163
   (Decrease) Increase in income taxes payable                                     (4,154)                   2,994
   Increase in other accounts payable
         not related to operations                                               1,115,199                  803,764
   Net decrease in Value Added Taxes and
         other similar payments                                                  (360,695)                (431,465)
   Loss (Gain) attributable to minority interest                                    1,882                 (122,261)

                                                                          ------------------  -----------------------
                                                                          ------------------  -----------------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                                    1,017,746                  300,387
                                                                          ==================  =======================

The accompanying notes No. 1 to 30 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES

                Notes to the Consolidated Financial Statements

                           At June 30, 2002 and 2001





Note 1 - Registration in the Securities Register


The Parent company is registered in the Securities Register under No. 0350 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.


The subsidiary Chilesat S.A. is registered in the Securities Register under No. 0487 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.


Note 2 - Accounting Criterion Applied


a)      Period covered

        The accompanying consolidated financial statements cover the period between January 1 to June 30, 2002, with comparative figures for the same period of prior period.


b)      Basis of preparation

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted issued by the Chilean Association of Accountants and the specific accounting regulations of the Chilean Superintendency of Securities. In case of discrepancies, those regulations issued by the Chilean Superintendency of Securities will supersede.

c)      Basis of presentation

        For comparison purposes, the figures relating to 2001 were restated by the change in the CPI for the period amounting to 2.1%.


d)      Basis of consolidation

        These consolidated financial statements include the assets, liabilities, results and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions performed between the consolidated companies have been eliminated and the ownership of minority investors have been recognized and presented as minority interest. The subsidiary companies included in the consolidation are detailed as follows:


---------------------------------------------------------------------------------------------------------------
  Tax                              Company                                Ownership percentage
  identification                                          -----------------------------------------------------
  No.
                                                                     2002                      2001
                                                          ------------------------------------------------------
                                                                Direct      Indirect     Total        Total
---------------------------------------------------------------------------------------------------------------
  88.381.200-K      Chilesat S.A.                               99.9900           -    99.9900       99.9900
  95.714.000-9      Chilesat Servicios Empresariales S.A.       99.9900           -    99.9900       99.9900
  96.628.790-K      Texcom S.A.                                 98.4432           -    98.4432       98.4432
  Panama            Landana Properties Inc.                    100.0000           -   100.0000      100.0000
  Cayman Island     Telex Chile Overseas Ltd.                  100.0000           -   100.0000      100.0000
  96.756.140-1      Telsys S.A.                                 99.9997      0.0003   100.0000      100.0000
---------------------------------------------------------------------------------------------------------------

As of June 30, 2002 and 2001 the consolidated financial statements consider the assets and liabilities of Texcom S.A.'s foreign subsidiaries:



-------------------------------------------------------------------------------------------------------------
 Tax identification                Company                               Ownership percentage
        No.                                                 --------------------------------------------------
                                                                           2002                     2001
                                                            --------------------------------------------------
                                                                Direct      Indirect     Total       Total
-------------------------------------------------------------------------------------------------------------
  Colombia          Colomsat S.A.                                   -             -          -     93.4423
  Venezuela         Texcom Telecomunicaciones C.A.                  -             -          -     98.4432
  USA               Alliston Properties Inc.                        -       98.4432    98.4432     98.4432
  Panama            Kroll S.A.                                      -       98.4432    98.4432     98.4432
  USA               Telecom. Investments Joint Venture              -       88.5989    88.5989     88.5989
  USA               NACS Communications Inc.                        -       88.5989    88.5989     88.5989
  Peru              Perusat S.A.                                    -       93.6687    93.6687     93.6687
-------------------------------------------------------------------------------------------------------------

        As of June 30, 2002 and 2001, these consolidated financial statements do not include assets and liabilities of the subsidiary due to the fact this subsidiary is in its development and start-up stage.


-------------------------------------------------------------------------------------------------------------
 Tax identification                Company                               Ownership percentage
        No.                                               ---------------------------------------------------
                                                                           2002                     2001
                                                          ----------------------------------------------------
                                                              Direct      Indirect     Total       Total
-------------------------------------------------------------------------------------------------------------
                                                          ---------------------------------------------------
  96.928.370-0      Net.Chile S.A.                                   -     100.0000     100.0000    100.0000
-------------------------------------------------------------------------------------------------------------

        Subsidiaries in organization and start-up stage have not been included in consolidation, as required by Circular No. 981 of the Superintendency of Securities and Insurance.


        Additional information:

        Colomsat S.A.
        Restructuring of the Company ended under Law 550, the first stage of this procedure concluded with the determination of rights and credit claims on February 21, 2002 and the second stage by the approval of the agreement ended on June 21, 2002 with 87.35% votes in favor of the shareholders of the Company. Banco Sudameris owns 5.85% of such votes and was the only shareholder to give a vote against. In consequence the Company must implement the approved process, whose conditions are as follows:

        The strategy of reorganization being contemplated starts with the intention of the present shareholders to sell the Company in a short term basis to a strategic investor. For such event, the present credit claims will be renewed by novation by Bonos de Riesgos which are titles changed into Company shares. Shareholders who have selected the capitalization will recover their credit claims by the sale of their Company's participation.

        On August 11, 2001, Colomsat S.A. increased its capital by Th.Ch.$ 121,680 (historical value) equivalent to 461,564 shares that were fully subscribed and paid by Texcom S.A. thereby increasing its participation to 95.04%.

        Telex Chile Overseas Ltd.

        On June 27, 2001, Telex-Chile S.A. made a capital contribution amounting to Th.Ch.$ 272,310 (historical value) - equivalent to 435,000 shares.

        Texcom Telecomunicaciones C.A.

        During November 2001, this subsidiary closed its business operations.

e)      Price-level restatement


        In order to show the effect of Price-Level changes on the financial position and results of operations, shareholders' equity, property, plant and equipment and other non-monetary assets and liabilities have been restated on the basis of the variation in the Official Consumer Price Index (C.P.I), applied with a one month lag, which was 0.6% for the period between December 1, 2001 and May 31, 2002 (1.5% in 2001). The balances of the statement of income accounts were also restated to express them at period-end values.


f)      Basis of translation

        US dollar assets and liabilities, and those expressed in Unidades de Fomento have been translated into Chilean pesos using the following period-end rates:

                                                            Ch.$ per unit
                                                       2002            2001
                                                    ----------      ----------

        Unidad de fomento                            16,355.20      16,002.32
        U.S. Dollar                                     688.05         629.00


g)      Time deposits

        Investments in time deposits are stated at cost plus restatements and interest accrued through period-end.


h)      Marketable securities

        Under this item are presented several investments valued as follows:

        - Shares: At the lower of restated acquisition cost or market value at each period-end.

        - Mutual funds: At the unit value of the respective mutual fund units.

i)      Allowances for doubtful debts

        Allowances have been set up at the end of each period based on those balances considered to be of doubtful recovery and based on the age of the respective accounts receivable. In addition, a global allowance has been set up at June 30 of each period by Chilesat S.A. based on the average default rate experienced by the company.


j)      Other current assets

        These balances mainly correspond to unbilled services of customers that relates to services rendered to be invoiced, valued at the tariffs contracted for the respective services. The balance also includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through period-end. In addition, these balances includes investments in rights or property of movable assets with sellback agreements, valued at cost plus interest at each period-end.


k)      Property, plant and equipment

        Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred by the companies until the assets are in a condition to be used, applying the actual average cost of financing.


l)      Depreciation of property, plant and equipment

        Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.


        Depreciation expense in 2002 amounted to Th.Ch.$ 5,980,058 (Th.Ch.$ 6,795,904 in 2001).

m)      Leased assets

        Assets acquired under financial lease contracts are shown at the present value of the contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in the respective contracts. In addition the respective obligation is presented in short and long-term portion of notes payable net of its deferred interest.


n)      Investments in related companies


        Investments in related companies are accounted for using the equity method of accounting; recognizing the participation in their results on an accrual basis. Unrealized intercompany balances have been eliminated in consolidation.


        The equity value of investments abroad is calculated based on financial statements adjusted to accounting principles generally accepted in Chile and translated to Chilean pesos in conformity with Technical Bulletin No. 64 of the Chilean Association of Accountants, as follows:


        Investments controlled in Chilean pesos:

        - Monetary assets and liabilities are converted at the exchange rate prevailing at each period-end.

        - Non-monetary assets and liabilities, principally property, plant and equipment and equity accounts, are valued at acquisition or contribution cost plus price-level restatement.

        - Income and expense accounts are converted to Chilean pesos at the exchange rate prevailing at each month in which the transaction occurred.

        -     Exchange differences are charged and/or credited to income.

        Investments controlled in U.S. dollars:

        - Assets, liabilities and income and expense accounts are converted at the exchange rate prevailing at each month-end of transaction.

        - Unrealized exchange differences generated in the conversion of the financial statements are recorded with a charge or credit to an equity account.

o)      Accumulated deficit from subsidiary in development stage

        In compliance with the instructions of the Superintendency of Securities and Insurance, the costs and liabilities arising from the Company's subsidiary's organization and start-up stage which are not to be assigned to the cost of tangible or intangible assets, are presented as a deduction within each subsidiary's equity.


        The proportionate amount of accumulated deficit from subsidiary in development stage has been recognized based on the investee's financial statements with a charge to the Parent Company's equity.


p)      Investments in other companies

        Investments in other companies are presented at restated acquisition cost.

q)      Goodwill

        Goodwill represents the difference between the acquisition cost of shares of related companies and the equity value of these investments at the date of the acquisition. These differences are amortized over a maximum period of 20 periods. In addition, the Company evaluates this period on a regular basis considering such factors as prior period and forecasted financial gains or losses and other relevant issues.


r)      Income and deferred taxes


        The Company determines and records its income taxes on an accrual basis, in conformity with current tax Chilean regulations.


        Beginning on January 1, 2000, deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the Chilean Superintendency of Securities and Insurance and based on temporary differences between the tax and book basis of assets and liabilities, in conformity with Technical Bulletins Nos. 60 and 71 of the Chilean Association of Accountants.

s)      Severance indemnities


        The Parent company and its subsidiaries have not contracted with their personnel the payment of indemnities for periods of service. Amounts actually paid are charged to income as incurred.


t)      Revenue recognition

        The Parent company and its subsidiaries recognize revenues when services are rendered. The value of services rendered and not billed is included in other current assets.


u)      Accounting for long-distance traffic

        International long-distance:

        Subscriber revenues

        Revenues from subscribers for international telephone services are recognized on an accrual basis. Unbilled services are included in other current assets.


        Trade of international traffic

        The subsidiary Chilesat S.A. has signed operating agreements with foreign correspondents setting the conditions under which long-distance traffic is both delivered and received. Under these agreements, the Parent company is entitled to receive, international traffic from each foreign correspondent in the same proportion in which the Company participates of total international traffic sent to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the tariffs established in the respective agreements.


        Domestic long-distance traffic

        Domestic long-distance telephone revenues are recorded on the basis of calls made and measured at the switching centers, considering the tariffs contracted or prevailing for each service. Calls made but not yet billed are included in other current assets as customers to be invoiced.

v)      Computer software

        The Parent Company and its subsidiaries operates only with computer software acquired from third parties and its cost is amortized according over their estimated useful lives, considering a maximum period of 4 periods.


w)      Expenditure for research and development

        The Parent Company and its subsidiaries have not incurred in costs related to research and development of projects or special studies, otherwise, these costs should be charged to income of the period in which the costs were incurred.


x)      Statement of cash flows

        For purposes of preparation of the statement of cash flows, and in accordance with Technical Bulletin No 50 issued by the Chilean Institute of Accountants, the Parent company and its subsidiaries consider as cash equivalents all investments which are made as part of normal cash management activities.

        Cash flows provided by operating activities included all cash flows related to the Parent company and its subsidiaries' operations, including interest paid and financial income. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.


Note 3 - Changes in accounting principles

There were no changes in the accounting principles used during 2002 as compared to the period that could significantly affect the interpretation of these consolidated financial statements.

Note 4 - Marketable Securities

Marketable securities at each period-end were as follows:


                                                                                           Book Value
 Instruments                                                                        2002                2001
 -----------                                                                        ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

 Shares                                                                                 3,643              4,366
 Mutual fund units                                                                  1,306,656            276,457
 Banco Central de la Republica - Colombia                                                   -             26,339
 Fiduciaria Alianza - Colombia                                                              -                 11
                                                                                   ----------         ----------
 Total Marketable Securities                                                        1,310,299            307,173
                                                                                    =========          =========


2002 Mutual fund units:
                                                                 Number of              Unit
Institution                                                        Units                Value             Amount
-----------                                                        -----                -----             ------
                                                                    No.                   $               Th.Ch.$

Administradora Banchile de Fondos Mutuos S.A.                   184,629.05           1,573.17            290,453
Corp Administradora de Fondos Mutuos S.A.                        61,035.84           1,149.35             70,152
Scotia Sud Americano Adm. de Fondos Mutuos S.A.                 118,850.15           1,619.29            192,452
BBVA Administradora de Fondos Mutuos BHIF S.A.                  530,404.45           1,407.56            746,578
Santiago S.A. Administradora de Fondos Mutuos S.A.                4,988.03           1,407.56              7,021
                                                                                                       ---------
Total 2002 Mutual Fund Units                                                                           1,306,656
                                                                                                       =========


Note 5 - Accounts Receivable


The balance in this account at June 30, 2002 and 2001 comprises:

                                                       Currents
                      -------------------------------------------------------------------------------
       ITEM                                  More than 90 days
                           Up to 90 days        Up to one period     Subtotal     Total Current (net)
                         2002         2001       2002      2001        2002         2002       2001
                         ----         ----       ----      ----        ----         ----       ----
                        Th.Ch.$     Th.Ch.$    Th.Ch.$    Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$

Accounts receivable   5,834,906   8,410,646   810,171  1,135,844    6,645,077   2,621,386  3,034,201
Bad debt estimate             -           -         -          -    4,023,691
Notes receivable      1,780,737   1,822,318    18,718     74,232    1,799,455     193,617    111,200
Bad debt estimate             -           -         -          -    1,605,838
Sundry debtors        1,239,640   1,169,981    10,527     15,139    1,250,167   1,250,167  1,185,121
Bad debt estimate             -           -         -          -            -



                                                        2002                                         2001
                                            ---------------------------                ----------------------------
                                            Th.Ch.$                   %                  Th.Ch.$                  %

Domestic customers                          6,424,458                                     9,420,570
Bad debt estimate                          (4,023,691)                                   (6,512,289)
                                          ------------                                  ------------
Subtotal                                    2,400,767            91.58%                   2,908,281          95.85%

Foreign customers                             220,619                                       125,920
Bad debt estimate                                   -                                             -
                                         ------------                                  ------------
Subtotal                                      220,619             8.42%                     125,920           4.15%
                                         ------------      ------------                ------------     -----------
Total                                       2,621,386           100.00%                   3,034,201         100.00%
                                         ============      ============                ============     ===========
Notes receivable detail:

Checks receivable                             397,279                                       356,848
Unrecoverable notes estimate                 (331,951)                                     (327,619)
                                         ------------                                  ------------
Subtotal                                       65,328            33.74%                      29,229          26.29%

Promissory notes receivable                 1,358,175                                     1,494,777
Unrecoverable notes estimate               (1,229,886)                                   (1,412,806)
                                         ------------                                  ------------
Subtotal                                      128,289            66.26%                      81,971          73.71%

Other notes receivable                         44,001                                        44,925
Unrecoverable notes estimate                  (44,001)                                      (44,925)
                                         ------------                                   ------------
Subtotal                                            -                 -                           -               -
                                         ------------      ------------                ------------     -----------
Total                                         193,617           100.00%                     111,200         100.00%
                                         ============      ============                ============     ===========

Sundry debtors detail:

 Collection entities                        1,080,094            86.40%                   1,009,219          85.16%
 Advances to suppliers                         50,154             4.01%                      87,426           7.38%
 Other receivables                            119,919             9.59%                      88,476           7.46%
                                         ------------      ------------                ------------     -----------
Total                                       1,250,167           100.00%                   1,185,121         100.00%
                                         ============      ============                ============     ===========

Note 6 - Balances And Transactions With Related Companies


a)      Notes and accounts receivable from and payable to related companies

        At each period-end the accounts receivable from and payable to related companies is as follows:

Notes and Accounts Receivable

-----------------------------------------------------------------------------------------------------------------------
       Tax
 identification
       No.                        Company                           Short-term                     Long-term
-----------------------------------------------------------------------------------------------------------------------
                                                                2002           2001            2002          2001
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------

  Colombia        Colomsat S.A.                                1,131,312              -               -            -
  96.756.430-3    Chilexpress S.A.                               701,662        832,231         212,703      886,323
  U.S.A.          Melbourne  International  Communications
                  Ltd.                                           443,440        583,937               -      454,296
  95.017.000-K    Telecomunicaciones de Chile S.A.               262,361        284,944         208,597      406,822
  96.928.370-0    Net-Chile S.A.                                  10,000            937               -            -
  96.819.710-K    Texcom Chile S.A.                                    -              -          83,778       87,140
  -               Other related companies                              -         69,008               -            -
-----------------------------------------------------------------------------------------------------------------------

   Total                                                       2,548,775      1,771,057         505,078    1,834,581
-----------------------------------------------------------------------------------------------------------------------


Notes and Accounts Payable


-----------------------------------------------------------------------------------------------------------------------
       Tax                        Company                            Short-term                    Long-term
 identification
       No.
-----------------------------------------------------------------------------------------------------------------------
                                                                2002           2001            2002          2001
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------

  Venezuela       Texcom Telecomunicaciones C.A.               50,664              -               -            -
-----------------------------------------------------------------------------------------------------------------------
   Total                                                       50,664              -               -            -
-----------------------------------------------------------------------------------------------------------------------


        Concepts and terms:2002

        Colomsat S.A.

        Concept: Correspondent recurrent services.

        Terms: Services given up to October 24, 2001 were converted into Bonos de Riesgo, according to Colombian Law 550. The remaining amount to be collected up to December 31, 2001 are totally temporary, therefore the amounts presented belong to services given in 2002.

        Chilexpress S.A.:

        Concepts: Telecommunications services, franchising for use of brand, rental of non-movables payable and courier services received.

        Terms: Telecommunication services in accordance with a payment agreement expiring in 2002 that is traded with courier services received, franchising for use of brand, traded annually with rentals of unmovable payable and whose long-term expires on 2005.

        Melbourne International Communications Ltd.

        Concept: Correspondent recurrent services.
        Terms: Services that will be paid according to its classification in the short-term.

        Telecomunicaciones de Chile S.A.:

        Concept: Rental of non-movables, loans in current account.
        Terms: Rental being paid on a monthly basis against the current account loan and whose long-term expires in 2005.

        Texcom Chile S.A.:

        Concept: Sale of equipment.
        Terms: Its collection is related to the asset realization.

        Texcom Venezuela C.A.:

        Concept:  Telecommunication Services
        Terms: Payable in the short-term

b)      Transactions with related parties

        During the periods ended at June 30, 2002 and 2001, the Parent Company and its subsidiaries performed the following significant transactions with related parties, under market normal conditions:

                                                                                        2002                   2001
                                                                             ----------------------------------------------
                                                                                            Effect                 Effect
                                  Nature of the                                            on income              on income
      Company       Tax id. No.   Relationship            Description          Amount  (Charge)/credit  Amount  (Charge)/credit
                                                                              -------  ---------------  ------- --------------
                                                                               Th.Ch.$     Th.Ch.$      Th.Ch.$     Th.Ch.$
Asesorias e
Inversiones                      Common
Santa Teresa S.A.   79.501.020-3 shareholder        Services received            26,577     (26,577)    10,619     (10,619)

Chilexpress S.A     96.756.430-3 Common Director    Invoicing to Chilexpress
                                 and Shareholders   S.A.                        202,161      171,323   222,620     188,660
                                                    Invoicing to Chilexpress
                                                    S.A.                            847        (718)     1,116       (945)
                                                    Unmovable rentals            85,210      (85,210)   85,155     (85,155)
                                                    Rental of real estate
                                                    delivered                    11,768       11,768    20,963      20,963
                                                    Rental of real estate
                                                    received                          -            -     3,705      (3,705)
                                                    Exclusivity contract of
                                                    franchising and license      70,902            -    70,857           -
                                                    Courier services              9,553       (8,096)   23,235     (19,690)
                                                    Covenant interest            25,786       21,853    26,064      22,088

Colomsat S.A.        Colombia    Common Directors   Correspondent services
                                 and Shareholders   granted                      19,469       19,469          -           -
                                                    Correspondent services
                                                    received                        310         (310)         -           -

Gestion y Servicio               Executive of
Externo Ltda.       77.540.250-4 related Company    Services received           205,882     (174,476)         -           -


Inversiones y      96.872.680-3  Executive          Services received            14,729      (11,729)   49,187     (49,187)
Asesorias S.A.

Inversiones y
Asesorias                        Director and
Spiridon Ltda.      78.308.470-8 Partner in common  Services received            64,289      (64,289)   42,506     (42,506)

Melbourne                        Common Director    Correspondent services
International           USA      and Shareholders   granted                     467,480      467,480  1,537,364  1,537,364
Communications Ltd.                                 Correspondent services
                                                    received                    215,945     (215,945) 1,016,690 (1,016,690)

                                                    Expense recovery
Net-Chile S.A.      96.928.370-0 Subsidiary         Chilesat S.A.                     -            -        386          -

Pedro Lizana Greve
Consultores Ltda    77.260.350-9 Director           Services received                 -            -      6,523     (6,523)


                                                                                   2002                   2001
                                                                          -----------------------------------------------
                                                                                       Effect                  Effect
                                 Nature of the                             Amount    on income     Amount     on income
      Company       Tax id. No.  Relationship           Description                (Charge)/credit        (Charge)/credit
-------------------------------------------------------------------------------------------------------------------------
                                                                           Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$
Telecomunicaciones  95.017.000-K  Common Director   Interest in current
de Chile S.A.                     and Shareholders  account                 17,761       17,761     25,240      25,240
                                                    Rental El Salto        448,976     (448,976)   448,675    (448,675)
                                                    Leasing El Salto       113,562            -    113,491           -
                                                    Payment to suppliers   432,917            -    433,069           -





Note 7 - Income and Deferred Taxes

a)      Income taxes

        At June 30, 2002 and 2001, the Parent Company and the following subsidiaries had a loss for tax purposes and therefore did not make an income tax accrual. Tax losses were as follows:


                                                                             2002                2001
                                                                             ----                ----
                                                                            Th.Ch.$             Th.Ch.$

Telex-Chile S.A.                                                         34,698,931         32,119,559
Chilesat S.A.                                                            29,629,687         22,797,470
Chilesat Servicios Empresariales S.A.                                     7,089,224          6,741,780
Texcom S.A.                                                                  661,571           661,302
Telsys S.A.                                                                       -            154,665

        Up to June 30, 2002, subsidiary Telsys S.A. obtained affluent utilities for M$ 4.603.

        As of June 30, 2002 and 2001 the charge to income for Income taxes expense is detailed as follows:



                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$
        Income taxes

        Colomsat S.A.                                                                      -             27,193
        Alliston Properties Inc.                                                           -          (  81,716)


        Article No. 21 withholding tax

        Telex-Chile S.A.                                                               3,065              2,647
        Chilesat S.A.                                                                  5,804              7,450
        Texcom S.A.                                                                        -                169
        Telsys S.A.                                                                      487                  -
                                                                                    ---------          ---------
        Subtotal                                                                       9,356           ( 44,257)


        Article No. 59 withholding tax

        Chilesat S.A.                                                                      -             31,260
                                                                                    ---------          ---------
        Total charge to income                                                         9,356          (  12,997)
                                                                                     ========           ========


        At June 30, 2002, the Parent Company recorded no retained tax profits for distribution to its shareholders.


        Long-term deferred taxes receivable detail:
                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

        Short-term deferred tax asset receivable                                    1,851,338            951,518
        Long-term deferred tax asset receivable                              (      2,298,130)         1,411,447
        Long-term deferred tax liability payable                                      446,792    (     1,796,980  )
                                                                                    ---------          ---------
        Total                                                                               -            565,985
                                                                                     ========           ========


b)      Deferred taxes


        Deferred taxes accumulated through June 30, 2002 and 2001 are as follows:


                                                             2002                                                         2001
                                     ----------------------------------------------------------
            Concepts                    Deferred Tax Asset          Deferred Tax Liability
                                     -------------------------    ----------------------------
                                     Short-term      Long-term     Short-term     Long-term
                                     ----------     -----------    ----------    --------------
                                      Th.Ch$          Th.Ch$        Th.Ch$         Th.Ch$
Temporary differences
Allowance for doubtful debts            831,256              -             -              -
Deferred revenues                       184,603        910,731             -              -
Vacation accrual                         51,690              -             -              -
Loss for tax purposes                         -     11,537,197             -              -
Fixed asset depreciation                      -              -             -      2,012,946
Leased assets                                 -              -             -      2,324,654
Lease payables                          784,107      2,045,451             -              -
Other provisions                              -              -             -              -
Complementary accounts - net
  of Accumulated amortization              (318)    (7,335,448)             -    (4,784,392)
Provision for valuation                       -     (9,456,061)             -             -
                                      ----------     ----------    -----------    --------------
Totals                                1,851,338     (2,298,130)             -      (446,792)




                                                               2001
                                    -------------------------------------------------------------
            Concepts                  Deferred Tax Asset            Deferred Tax Liability
                                    ------------------------     --------------------------------
                                    Short-term     Long-term     Short-term        Long-term
                                    ----------     -----------    ----------    --------------
                                       Th.Ch$         Th.Ch$        Th.Ch$           Th.Ch$
Temporary differences
Allowance for doubtful debts            811,695             -              -                  -
Deferred revenues                       141,931       771,572              -                  -
Vacation accrual                         46,305             -              -                  -
Loss for tax purposes                    23,200     9,348,016              -                  -
Fixed asset depreciation                      -             -              -          3,913,001
Leased assets                                 -             -              -          2,669,006
Lease payables                          355,318     2,319,583              -                  -
Other provisions                              -     3,144,713              -                  -
Complementary accounts - net
  of Accumulated amortization          (426,931)   (8,655,723)                       (4,785,027)
Provision for valuation                       -    (5,516,714)             -                  -
                                      ----------     ----------    -----------    --------------
Totals                                  951,518     1,411,447              -          1,796,980


c) The detail of income taxes included in the income statement is as follows:

Item                                                                   2002                2001
----                                                                   ----                ----
                                                                      Th.Ch.$             Th.Ch.$

Current tax expense (tax accrual)                                      (9,356)            12,997
Effect of deferred tax assets for the period                          701,462          2,189,115
Effect of amortization of deferred tax asset and
  liability complementary accounts                                     (7,176)           270,470
Effect for assets or liabilities for deferred tax
  due to changes in provision for valuation                          (694,286)         (2,449,803)
                                                                     ---------          ---------
Total                                                                  (9,356)             22,779
                                                                     ========           =========


Note 8 - Other Current Assets


At each period-end, other current assets consisted of:

                                                                       2002               2001
                                                                       ----               ----
                                                                      Th.Ch.$            Th.Ch.$
Unbilled services to customers                                       2,911,330          3,143,015
Time deposits and Securities in Guarantee                               68,774             65,938
Securities in Guarantee Texcom S.A. (1)                                      -            107,617
Deposits in guarantee (2)                                                    -             21,648
Financial instruments with buyback provisions (Note 9)                 652,544            301,943
Others                                                                        -           106,048
                                                                      ---------          ---------
Total                                                                3,632,648          3,746,209
                                                                     =========          =========

(1) Relates to a deposit to cover possible contingencies related to the sale of an investment in Datacom S.A. given that in the company recovered US$ 800,000 of this deposit. In June, 2001 the remaining portion of this deposit was recovered.

(2) Guarantee deposit to support a loan granted by Banco Della Suizzera Italiana to Perusat S.A.

Note 9 - Financial Instruments With Buyback Provisions



                                                  Currency of   Subscription                          Identification      Market
Code          Dates            Counterpart          origin          value      Rate     Final value   of instruments      value
-----   ------------------    -----------------   ----------    ------------   -----    ----------    ---------------     -----
        Beginning   Ending                                       Th.Ch.$                Th.Ch.$                         Th.Ch.$
       ----------  --------
 CRV    06-24-02   07-02-02  ABN AMRO Bank Chile  Chilean          3,721        0.34%      3,725     PRC-1A0992-BCCH        3,724
                                                   pesos
 CRV    06-24-02   07-02-02  ABN AMRO Bank Chile  Chilean        108,477        0.34%    108,576     PRC-1C1294-BCCH      108,551
                                                   pesos
 CRV    06-24-02   07-02-02  ABN AMRO Bank Chile  Chilean        180,408        0.34%    180,571     PRC-4D0302-BCCH      180,530
                                                   pesos
 CRV    06-24-02   07-02-02  ABN AMRO Bank Chile  Chilean        359,494        0.34%    359,820     PRC-4D0402-BCCH      359,739
                                                   pesos        --------                 -------                          -------
        Total                                                    652,100                 652,692                          652,544


Note 10 - Property, Plant and Equipment

a)      At each period-end, property, plant and equipment is as follows:

                                                     2002                                                   2001
                                   -------------------------------------------    --------------------------------------------
                                                    Accumulated                                    Accumulated
               Item                Gross value      depreciation     Net value     Gross value     depreciation     Net value
               ----                -----------      ------------     ---------     -----------     ------------     ---------
                                   Th.Ch.$          Th.Ch.$         Th.Ch.$        Th.Ch.$         Th.Ch.$         Th.Ch.$

 Land                                 575,520                 -         575,520        967,319               -         967,319

 Buildings and infrastructure      46,995,830      (14,253,409)      32,742,421     50,185,674    (12,681,331)      37,504,343

 Machinery and equipment           56,246,505      (32,025,658)      24,220,847     85,032,002    (32,647,323)      52,384,679

 Other fixed assets
      Furniture                     1,842,327       (1,454,970)         387,357      1,787,175     (1,032,569)         754,606
      Vehicles                        146,165          (99,003)          47,162        207,192       (143,078)          64,114
      Leased assets                18,044,741       (4,055,719)      13,989,022     20,558,748     (2,553,652)      18,005,096
      Software                      4,146,454       (2,594,279)       1,552,175      4,131,470     (1,655,735)       2,475,735
      Projects                        229,140         (174,606)          54,534        556,556       (375,168)         181,388
      Leaseback deferred result             -                 -               -        121,121         (1,501)         119,620
      Spare-parts                     280,920                 -         280,920         29,209               -          29,209
                                  -----------       -----------      ----------     ----------      ----------      ----------
 Total other fixed assets          24,689,747       (8,378,577)      16,311,170     27,391,471     (5,761,703)      21,629,768
                                  ===========       ===========      ==========     ==========      ==========       =========
 Total fixed assets               128,507,602      (54,657,644)      73,849,958    163,576,466    (51,090,357)     112,486,109


b)      Depreciation for the period

        The detail of depreciation expense during 2002 and 2001 consisted of:

                                                                     2002                2001
                                                                     ----                ----
                                                                    Th.Ch.$             Th.Ch.$

        Cost of sales                                              5,307,010          6,056,527
        Selling and administrative expenses                          673,048            739,377
                                                                   ---------          ---------
        Total                                                      5,980,058          6,795,904
                                                                   =========          =========

c)      Leased assets

        The following assets were acquired by the Company under financial lease arrangements:

                                        2002                                         2001
                     ----------------------------------------    ------------------------------------------
                                     Accumulated                                 Accumulated
 Description           Gross value  depreciation    Net value    Gross value    depreciation      Net value
 -----------           -----------  ------------    ---------    -----------    ------------      ---------
                         Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$        Th.Ch.$          Th.Ch.$
Buildings                2,917,871    (783,048)      2,134,823    5,763,448       (699,890)       5,063,558
Plant and equipment      8,954,757  (2,560,159)      6,394,598    8,674,145     (1,451,732)       7,222,413
Fiber optic network      6,172,113    (712,512)      5,459,601    6,101,195       (399,369)       5,701,826
Vehicles                         -           -               -       19,960         (2,661)          17,299
                        ----------   ----------     ----------   -----------    -----------      ----------
        Total           18,044,741  (4,055,719)     13,989,022   20,558,748     (2,553,652)      18,005,096


        The companies do not legally own assets acquired under financial leases until they exercise their purchase option. Accordingly, the companies may not freely dispose of them.

        The principal lease agreements maintained by the Company at June 2002 were as follows:

        Supplier                            Average Duration     Average Balance       Type of Assets
        --------                            ----------------     ---------------       --------------
        Cia. de Seguros La Prevision           20 years            13.9 years          Buildings
        Security Leasing                       20 years            13.9 years          Buildings
        Telecomunicaciones de Chile S.A.       20 years            13.9 years          Buildings
        Entel S.A.                             20 years            16.0 years          Fiber optic
        Xerox de Chile S.A.                     4 years             1.4 years          Printer
        Unisys (Chile) Corporation              3 years             1.2 years          Communication equipment
        IBM de Chile S.A.C.                     3 years             1.7 years          Communication equipment
        Sonda S.A.                              3 years             2.0 years          Computer equipment
        Adexus Chile S.A.                       3 years             1.6 years          Communication equipment
        Coasin Chile S.A.                       3 years             2.0 years          Communication equipment
        South Hills Datacomm Chile S.A.         3 years             1.9 years          Communication equipment
        Duestsche Bank                          3 years             0.6 years          Communication equipment
        Imperial Bank                           3 years             0.6 years          Communication equipment
        Cisco lease                           2.6 years             1.3 years          Communication equipment
        Financial Resource Group                2 years             1.3 years          Communication equipment

Note 11 - Investments in Related Companies

a)      The investment in related companies is as follows:


                                                      Control                     Ownership
    TAX                                               currency                    percentage      Companies' equity
Identification                             Country     of the       Number of   -------------     -----------------
   Number         Companies               of origin  investment      shares      2002    2001       2002      2001
   ------         ---------               ---------  ----------      ------      ----    ----       ----      ----
                                                                                   %       %       Th.Ch$     Th.Ch$
   U.S.A.        Melbourne International
                 Communications Ltd.         U.S.A.     US$               -        19.90  19.90   (586,654)  (297,423)

96.928.370-0     Net-Chile S.A.              Chile      Ch.$       1.000.000      100.00 100.00    (15,256)     9,189
85.894.000-1     Austral S.A. (1)            Chile      Ch.$             582        0.06   0.06          -          -



                                                                                                             Book value
                                           Revenue for            Deferred               Value                 of the
    TAX                                    the period             revenue          at equity method          investment
Identification                           ---------------        -------------      ----------------         -------------
   Number       Companies                 2002      2001        2002     2001         2002      2001        2002     2001
   ------       ---------                 ----      ----        ----     ----         ----      ----        ----     ----
                                         Th.Ch$    Th.Ch$      Th.Ch$   Th.Ch$       Th.Ch$    Th.Ch$      Th.Ch$    Th.Ch$
   U.S.A.      Melbourne International
               Communications Ltd.     (1,054,475) (266,707)  (209,841) (53,075)         -          -           -         -

96.928.370-0   Net-Chile S.A.             (21,756)     (533)        -         -          -       9,189          -     9,189
85.894.000-1   Austral S.A. (1)                 -         -         -         -          69         69         69        69
                                                                                       ----      -----       ----     -----
   Total                                                                                 69      9,258         69     9,258



These investments are considered to be pivotal for the Company's business.

(1)     This investments is presented at restated cost.

b) Summarized financial statements of the subsidiary in the organization and start-up stage at June 30, 2002, are as follows:

                                         Total       Total                       Accumulated
       Subsidiary                       Assets     liabilities       Equity        deficit
       -----------                      ------     -----------       ------        -------
                                        Th.Ch.$      Th.Ch.$         Th.Ch.$       Th.Ch.$
       Net-Chile S.A.                   7,939        23,195         (15,256)       (25,815)


Note 12 - Goodwill


Goodwill at June 30, 2002 and 2001 is as follows:

                                                              2002                              2001
                                                   -------------------------     -----------------------------
                                                    Balancee
       Tax                                         amortized                        Balance
  Identification                                   during the                       amortized
      Number                 Company                 period         Goodwill     during the period    Goodwill
      ------                 -------                 ------         --------     -----------------    --------
                                                    Th.Ch.$         Th.Ch.$          Th.Ch.$           Th.Ch.$
      U.S.A.      Telecomunications
                    Investment Joint  Venture           3,542          10,614            3,307             16,518
   96.756.140-1   Telsys S.A.                           8,840         114,598            3,228            126,972
                                                        -----         -------            -----            -------
 TOTAL                                                 12,382         125,212            6,535            143,490

Note 13 - Other Long-Term Assets


The balance of this account at the end of each period is comprised of the following:

                                                       2002            2001
                                                       ----            ----
                                                      Th.Ch.$         Th.Ch.$

Trademarks and other intangible assets                      -         12,334
Deposits and securities in guarantee                  94,874         381,446
Rights to telephone lines                                  -          40,226
Rights for the use of frequency                            -         224,138
Other                                                  25,958         13,993
                                                   ----------      ---------
 Total                                                120,832        672,137
                                                   ==========      =========

Note 14 - Due To Banks and Financial Institutions, Short-Term

The summary of due to banks and financials Institutions, short-term at the end of each year and classified by type of currency is as follows:

                                                                              CURRENCY AND ADJUSTMENT INDEX
                                                 ---------------------------------------------------------------------------------
    Tax
Identification            Bank or                                      Other foreign                            Non-adjustable
   Number          Financial Institution            U.S. dollars        currencies              U.F.             Chilean pesos
   ------          ---------------------           ---------------    ----------------      ---------------      -------------
                                                   2002       2001     2002       2001      2002       2001      2002     2001
                                                   ----       ----     ----       ----      ----       ----      ----     ----
                                                 Th.Ch.$     Th.Ch.$   Th.Ch.$   Th.Ch.$   Th.Ch.$    Th.Ch.$   Th.Ch.$   Th.Ch.$
              Short-term
FOREIGN       Banco Continental (Peru) (1)           351        207      --         --        --         --          --       --
FOREIGN       Banco Credito (Peru) (1)               890      9,138      --         --        --         --          --       --
FOREIGN       Banco Della Suizzera
                Italiana (Peru)                       --     20,066      --         --        --         --          --       --
FOREIGN       Banco Wiese (Peru) (1)               2,080         --      --         --        --         --          --       --
FOREIGN       Banco del Pacifico (Colombia)           --         --      --        264        --         --          --       --
FOREIGN       Banco Credito (Colombia) (1)            --         --      --        574        --         --          --       --
FOREIGN       Banco Colpatria (Colombia)
                (1)                                   --         --      --     32,890        --         --          --       --
FOREIGN       Banco Central Hipotecario
                (Colombia) (1)                        --         --      --        488        --         --          --       --
                                                   -----     ------    ----     ------      ----       ----        ----     ----
              Totals                               3,321     29,411      --     34,216        --         --          --       --
                                                   =====     ======    ====     ======      ====       ====        ====     ====
              Principal outstanding                3,321     29,411      --     34,216        --         --          --       --

              Weighted average annual
                interest rate                      12.00%     17.00%     --      36.60%       --         --          --       --
                                                   =====     ======    ====     ======      ====       ====        ====     ====

              Long-term - short-term portion
FOREIGN       Banco de la Prov. de Buenos Aires       --    670,277      --         --        --         --          --       --
FOREIGN       Banco Urquijo S.A.                      --    331,947      --         --        --         --          --       --
97.037.000-5  Bank of America N.A.                    -- 14,670,358      --         --        --         --          --       --
FOREIGN       Barclays Bank Plc.                      --  2,342,778      --         --        --         --          --       --
FOREIGN       Commercial Bank of New York             --    670,277      --         --        --         --          --       --
FOREIGN       Ibero Platina Bank                      --    331,947      --         --        --         --          --       --
FOREIGN       Interbanka A.S.                         --    670,277      --         --        --         --          --       --
96.511.840-3  Investamerica S.A.                      --  7,668,966      --         --        --         --          --       --
FOREIGN       Mortgage Payable - Lynch               785        261      --         --        --         --          --       --
FOREIGN       Mortgage Payable - PNC Trust           524        221      --         --        --         --          --       --
FOREIGN       Mortgage Payable - Gober               437         99      --         --        --         --          --       --
FOREIGN       Nera Finans AS                          --      3,217      --         --        --         --          --       --
              Pacific Life Insurance
FOREIGN         Company                               --  3,345,002      --         --        --         --          --       --
FOREIGN       Shinhan Bank                            --  1,672,501      --         --        --         --          --       --
FOREIGN       United House                         2,279      2,141      --         --        --         --          --       --
97.018.000-1  Scotiabank Sud Americano                --         --      --         --        --  1,109,849          --       --
59.004.250-1  Banco Sudameris                         --         --      --         --        --    197,003          --       --
97.004.000-5  Banco de Chile                          --         --      --         --        --    629,215          --       --
97.004.000-6  Banco Credito a Inversiones             --         --      --         --   413,450    295,672          --       --
97.032.000-8  BBVA Banco BHIF                         --         --      --         --   191,429  1,194,122          --       --
77.329-230-2  Inversiones DLJ Chile Ltda.             --         --      --         --        --  2,194,573          --       --
97.005.000-0  Dresdner Banque Nat. de Paris           --         --      --         --        --    150,550          --       --
59.036.920-9  Bears & Stearn Co.                      --         --      --         --        --    185,775          --       --
FOREIGN       Banco del Pacifico                      --         --      --    429,483        --         --          --       --
FOREIGN       Banco Sudameris                         --         --      --    215,122        --         --          --       --
FOREIGN       Colpatria                               --         --      --    230,815        --         --          --       --
FOREIGN       Coltefinanciera                         --         --      --     25,371        --         --          --       --
FOREIGN       Corficaidas                             --         --      --     34,487        --         --          --       --
FOREIGN       Corp. Financ. Colombiana                --         --      --    204,764        --         --          --       --
FOREIGN       Instituto Fomento Industrial            --         --      --    552,776        --         --          --       --
59.036.920-9  Bears & Stearn Co.                      --         --      --         --        --         --          --   59,532
                                                   -----     ------    ----     ------      ----       ----        ----     ----
              Totals                               4,025 32,380,269      --  1,692,818   604,879  5,956,759          --   59,532
                                                   =====     ======    ====     ======      ====       ====        ====     ====
              Principal oustanding                 4,025 30,133,806      --  1,284,782   596,577  5,636,780          --   57,458
                                                   -----     ------    ----     ------      ----       ----        ----     ----
                Weighted average annual
                interest rate                     10.38%       9.07%     --      18.45%     3.97%      7.75%         --     5.12%
                                                      --         --      --         --        --         --          --       --
                                                   =====     ======    ====     ======      ====       ====        ====     ====



    Tax
Identification            Bank or
   Number          Financial Institution                                TOTALS
   ------          ---------------------                             ---------------
                                                                   2002            2001
                                                                   ----       <    ----
                                                                  Th.Ch.$          Th.Ch.$
              Short-term
FOREIGN       Banco Continental (Peru) (1)                            351             207
FOREIGN       Banco Credito (Peru) (1)                                890           9,138
              Banco Della Suizzera
FOREIGN         Italiana (Peru)                                        --          20,066
FOREIGN       Banco Wiese (Peru) (1)                                2,080              --
FOREIGN       Banco del Pacifico (Colombia)                            --             264
FOREIGN       Banco Credito (Colombia) (1)                             --             574
              Banco Colpatria (Colombia)
FOREIGN         (1)                                                    --          32,890
              Banco Central Hipotecario
FOREIGN         (Colombia) (1)                                         --             488
                                                                    -----          ------
              Totals                                                3,321          63,627
                                                                    =====          ======
              Principal outstanding                                 3,321          63,627

              Weighted average annual
                interest rate                                          --              --
                                                                    =====          ======

              Long-term - short-term portion
FOREIGN       Banco de la Prov. de Buenos Aires                        --         670,277
FOREIGN       Banco Urquijo S.A.                                       --         331,947
97.037.000-5  Bank of America N.A.                                     --      14,670,358
FOREIGN       Barclays Bank Plc.                                       --       2,342,778
FOREIGN       Commercial Bank of New York                              --         670,277
FOREIGN       Ibero Platina Bank                                       --         331,947
FOREIGN       Interbanka A.S.                                          --         670,277
96.511.840-3  Investamerica S.A.                                       --       7,668,966
FOREIGN       Mortgage Payable - Lynch                                785             261
FOREIGN       Mortgage Payable - PNC Trust                            524             221
FOREIGN       Mortgage Payable - Gober                                437              99
FOREIGN       Nera Finans AS                                           --           3,217
              Pacific Life Insurance
FOREIGN         Company                                                --       3,345,002
FOREIGN       Shinhan Bank                                             --       1,672,501
FOREIGN       United House                                          2,279           2,141
97.018.000-1  Scotiabank Sud Americano                                 --       1,109,849
59.004.250-1  Banco Sudamerisde Chile                                  --         197,003
97.006.000-5  Banco de Chile                                      413,450         629,215
97.006.000-6  Banco Credito a Inversiones                         191,429         295,672
97.032.000-8  BBVA Banco BHIF                                          --       1,194,122
77.329-230-2  Inversiones DLJ Chile Ltda.                              --       2,194,573
97.005.000-0  Dresdner Banque Nat. de Paris                            --         150,550
59.036.920-9  Bears & Stern Co.                                        --         185,775
FOREIGN       Banco del Pacifico                                       --         429,483
FOREIGN       Banco Sudameris                                          --         215,122
FOREIGN       Colpatria                                                --         230,815
FOREIGN       Coltefinanciera                                          --          25,371
FOREIGN       Corficaidas                                              --          34,487
FOREIGN       Corp. Financ. Colombiana                                 --         204,764
FOREIGN       Instituto Fomento Industrial                             --         552,776
59.036.920-9  Bears & Stearn Co.                                       --          59,532
                                                                  -------       ---------
              Totals                                              608,904      40,089,378
                                                                  =======      ==========
              Principal oustanding                                600,602      37,112,826
                                                                  -------      ----------
                Weighted average annual
                interest                                               --              --
                                                                  =======      ==========



--------------------------------------------------------
Liabilities in foreign currency                    0.66%
Liabilities In local currency:                    99.34%

(1)These amounts relates to a bank overdraft.

Note 15 - Due To Banks And Financial Institutions, Long-Term


At each period-end, the Company's liabilities maintained with banks and financial institutions consisted of:


                                                         Periods to maturity                               2002              2001
                                                         -------------------                               ----              ----
                                                                                                  Total long-           Total long-
                                                                                                  term at the           term at the
                                       Currency                                                    date of    Weighted   date of
       Tax             Bank               or                                        More than 10 close of the  annual  close of the
 Identification   or financial        adjustment 1 to 2  2 to 3  3 to 5  5 to 10      periods      financial  interest   financial
     Number        institution          index    periods periods periods periods   Amount   Term  statements    rate     statements
     ------        -----------          -----    -------------------------------   ------   ----  ----------    ----     ----------
                                                 Th.Ch.$ Th.Ch.$ Th.Ch.$ Th.Ch.$   Th.Ch.$           Th.Ch.$       %       Th.Ch.$

FOREIGN        Banco de la Provincia de   US$         -        -       -       -   723,659 15 years   723,659        -            -
               Buenos Aires
97.037.000-5   Bank of America N.A.       US$         -        -       -       -         -        -         -        -   16,610,047
FOREIGN        Interbanka A.S.            US$         -        -       -       -   723,658 15 years   723,658        -            -
96.511.840-3   Investamerica S.A.         US$         -        -       -       -         -        -         -        -    8,699,287
FOREIGN        Mortgage Payable-Lynch     US$       936    1,044  46,753       -         -        -    48,733    11.00       46,678
FOREIGN        Mortgage Payable-PNC Trust US$       624      696  31,199       -         -        -    32,519    11.00       31,103
FOREIGN        Mortgage Payable-Gober     US$       520      580  25,978       -         -        -    27,078    11.00       25,983
FOREIGN        Nera Finans AS             US$         -        -       -       -         -        -         -        -    5,779,881
FOREIGN        United-House               US$     2,659    2,893   6,576  27,951   207,264 29 years   247,343     8.50      232,989
97.018.000-1   Scotiabank Sud Americano  U.F.         -        -       -       -         -        -         -        -      903,250
59.004.250-1   Banco Sudameris           U.F.         -        -       -       -         -        -         -        -      148,790
97.004.000-5   Banco de Chile            U.F. 1,230,507        -       -       -         -        - 1,230,507 Tab 180+2%    946,352

97.006.000-6   Banco Credito e           U.F.   559,224        -       -       -         -        -   559,224 Tab 90+2%     444,714
               Inversiones
97.032.000-8   BBVA Banco BHIF           U.F.         -        -       -       -         -        -         -        -      749,985
77.329.230-2   Inversiones DLJ Chile     U.F.         -        -       -       -         -        -         -        -      669,159
               ltda.
97.005.000-0   Dresdner Banque Nat. de   U.F.         -        -       -       -         -        -         -        -       85,569
               Paris
59.036.920-9   Bears & Stearn Co.        U.F.         -        -       -       -         -        -         -        -      283,938
FOREIGN        Banco Pacifico            $ Col        -        -       -       -         -        -         -        -      127,800
FOREIGN        Banco Sudameris           $ Col        -        -       -       -         -        -         -        -      463,894
FOREIGN        Colpatria                 $ Col        -        -       -       -         -        -         -        -      896,268
FOREIGN        Corficaldas               $ Col        -        -       -       -         -        -         -        -      111,212
FOREIGN        Corp. Financ.Colombiana   $ Col        -        -       -       -         -        -         -        -      747,741
FOREIGN        Instituto Fomento
               Industrial                $ Col        -        -       -       -         -        -         -        -    2,048,874
                                              ---------    ----- -------  ------ ---------          ---------            ----------
 Totals                                       1,794,470    5,213 110,506  27,951 1,654,581          3,592,721            40,053,514
                                              =========    ===== =======  ====== =========          =========            ==========


  Liabilities in foreign currency:                                      50.18%
  Liabilities in local currency:                                        49.82%

Note 16 - Accrued Liabilities and Write-Offs

a)     Accrued liabilities for each period are as follows:


                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$
       Short-term accrued liabilities

        Vacations                                                                    359,036             911,963
        Severance indemnities                                                              -               4,465
        Severance indemnities, foreign subsidiaries                                   24,085              29,054
        External Advising                                                            467,478              25,242
        Costs and expenses                                                           218,359             296,996
        Taxes                                                                              -             438,105
        Other accrueds                                                                25,349             168,179
                                                                                   ----------          ---------
        Total                                                                      1,094,307           1,874,004
                                                                                   ==========          =========
        Long-term accrued liabilities:

        Current accounts with related companies                                    1,716,678                   -
        Negative equity on investments in related companies                        1,648,573                   -
                                                                                   ----------          ---------
        Total                                                                      3,365,251                   -
                                                                                   ==========          =========

b) Provisions and allowances shown deducted from the respective asset accounts:


        Accounts receivable                                                         4,023,691          6,512,289
        Notes receivable                                                            1,605,838          1,785,350
        Adjustment to the market value of marketable securities                         1,951              1,223

c)      Write-offs:

        Accounts receivable                                                           938,279            896,482


Note 17 - Deferred Revenues and Other Long-Term Liabilities


The detail of this account is as follows :


                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

Rental of connections and transmission media (1)                                     934,626             974,296
Right of use and services agreement   (2)                                          4,323,861           3,913,951
Fiber optic maintenance agreement   (3)                                              113,769             255,548
                                                                                   ---------           ---------
Subtotal (deferred revenue)                                                        5,372,256           5,143,795

Other long-term liabilities                                                          105,535              98,504
                                                                                   ---------           ---------
Total                                                                              5,477,791           5,242,299
                                                                                   =========           =========


(1) The Parent company maintains deferred revenues generated from a rental agreement for connections and transmission media for telecommunication signals entered with Telesat S.A.

(2) On April 21, 1997, Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven periods and six months. The Agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. This amount is amortized to income over the period of the Agreement.

(3) On June 3, 1998, Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income over the 71-month period of the contract.

The current portion of deferred revenue is as follows:


                                                                                    2002                2001
                                                                                    ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

       Rental of connections and transmission media (1)                               40,408              40,444
       Right of use and services agreement   (2)                                     843,740             647,239
       Fiber optic maintenance agreement   (3)                                       136,523             139,390
       Other                                                                         117,037             119,130
                                                                                   ---------             -------
       Total                                                                       1,137,708             946,203
                                                                                   =========             =======


Note 18 - Minority Interest


This balance corresponds to the portion of the following subsidiaries' equity owned by third parties, as follows:



                                                2002                          2001
                                    ----------------------------  ----------------------------
                                    Minority            Income    Minority            Income
              COMPANY               interest   Amount  Statement  interest   Amount  Statement
                                        %     Th.Ch.$   Th.Ch.$      %      Th.Ch.$   Th.Ch.$
                                     -------  -------  ---------  --------  -------  ---------

Chilesat S.A.                           0.01      686       209       0.01    3,371      932
Chilesat Servicios Empresariales S.A.   0.01    2,512        28       0.01    2,867       50
Texcom S.A.                             1.56        -         -       1.56   76,624   34,095
Telecommunications Investment          10.00  208,157    (2,119)     10.00  199,646   (3,822)
 Joint Venture
Colomsat S.A.                              -        -         -       5.14  166,038   91,006
                                              -------    ------             -------  -------
     Total                                    211,355    (1,882)            448,546  122,261
                                              =======    ======             =======  =======


Note 19 - Shareholders' Equity

a)     During 2002 and 2001, changes in shareholders' equity were as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Other reserves
                                                                           ----------------------------
                                                   Reserve for    Share      Variation in                 Reserve
                                       Paid-in       capital     Premium    equity related    Exchange   for future   Accumulated
                                       capital     reappraisal   Account   to ADR's issued   adjustment   dividends     deficit
                                       Th.Ch.$       Th.Ch.$     Th.Ch.$        Th.Ch.$       Th.Ch.$      Th.Ch.$      Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 2001             98,111,715            -    955,393    (3,828,456)      (351,315)   7,694,533   (57,398,598)

Distribution of prior period loss               -            -          -             -              -                (19,406,576)

Accumulated deficit from subsidiaries
 in development stage                           -            -          -             -              -            -             -

Cumulative exchange adjustment                  -            -          -             -         (1,479)           -             -

Capital restatement                             -    1,471,676     14,331       (57,427)        (5,269)     115,418    (1,152,077)

Net loss for the period                         -            -          -             -              -            -             -
                                    -----------------------------------------------------------------------------------------------

Balance at June 30, 2001               98,111,715    1,471,676    969,724    (3,885,883)      (358,063)   7,809,951   (77,957,251)
                                    -----------------------------------------------------------------------------------------------
Balance restated by 2.1% to
June 30, 2002 value                   100,172,061    1,502,581    990,088    (3,967,487)      (365,582)   7,973,960   (79,594,353)
-----------------------------------------------------------------------------------------------------------------------------------

                                   Accumulated
                                   deficit from     Net loss
                                   development      for the
                                      stage          period          Total
                                     Th.Ch.$        Th.Ch.$         Th.Ch.$
-----------------------------------------------------------------------------

Balance at January 1, 2001           (2,115,235)   (19,406,576)     23,661,461



Distribution of prior period loss             -     19,406,576               -

Accumulated deficit from subsidiaries
 in development stage                      (522)             -            (522)


Cumulative exchange adjustment                -              -          (1,479)

Capital restatement                     (31,729)             -         354,923

Net loss for the period                       -    (15,333,366)    (15,333,366)

                                   -------------------------------------------

Balance at June 30, 2001             (2,147,486)   (15,333,366)      8,681,017
                                   -------------------------------------------

Balance restated by 2.1% to
June 30, 2002 value                  (2,192,583)   (15,655,367)      8,863,318
-------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Other reserves
                                                                           ----------------------------
                                                   Reserve for    Share      Variation in                 Reserve
                                       Paid-in       capital     Premium    equity related    Exchange   for future   Accumulated
                                       capital     reappraisal   Account   to ADR's issued   adjustment   dividends     deficit
                                       Th.Ch.$       Th.Ch.$     Th.Ch.$        Th.Ch.$       Th.Ch.$      Th.Ch.$      Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 2002            101,153,178          -     985,010     (3,947,138)      (364,210)   7,933,064   (79,186,134)

Distribution of prior period loss               -          -           -              -              -   (7,933,064)  (46,090,530)

Capital Increase with share payment
(2)                                    80,336,367          -           -              -              -            -             -

Previous exercise adjustments (1)               -          -           -              -              -            -    (1,248,834)

Accumulated deficit from subsidiaries
 In development stage                           -          -           -              -              -            -

Cumulative exchange adjustment                  -          -           -              -       (129,493)           -             -

Capital restatement                             -    959,245       5,910        (23,683)        (2,185)           -      (759,154)

Net loss for the period                         -          -           -              -              -            -             -

                                    -----------------------------------------------------------------------------------------------

Balance at June 30, 2002              181,489,545    959,245     990,920     (3,970,821)      (495,888)           -  (127,284,652)

-----------------------------------------------------------------------------------------------------------------------------------

                                    Accumulated
                                    deficit from    Net loss
                                    development     for the
                                       stage         period          Total
                                      Th.Ch.$       Th.Ch.$         Th.Ch.$
-----------------------------------------------------------------------------

Balance at January 1, 2002           (2,184,018)   (51,839,576)    (27,449,824)

Distribution of prior period loss     2,184,018     51,839,576               -

Capital Increase with share payment
(2)                                           -              -      80,336,367

Previous exercise adjustments (1)             -              -      (1,248,834)

Accumulated deficit from subsidiaries
 In development stage                   (21,754)             -         (21,754)

Cumulative exchange adjustment                -              -        (129,493)

Capital restatement                           -              -         180,133

Net loss for the period                       -     (5,941,671)     (5,941,671)

                                    -------------------------------------------

Balance at June 30, 2002                (21,754)    (5,941,671)     45,724,924

-------------------------------------------------------------------------------

(1) Adjustment of fixed assets of subsidiary Colomsat S.A.

(2) At the Special General Shareholder's Meeting held on January 30, 2002, it was agreed to increase de equity capital, divided into 7.470.659.529 shares of the A series and 7.177.692.488 shares of the B series, of the same placement value for both series of $ 18 per share. Concluding the process of capitalization on May 30, 2002, there were only subscriptions and payments for a total of 4.463.131.538 for a total amount of M$ 80.336.367 (historic value), of which 4.051.796.724 shares of the A series and the remaining 411.334.814 shares of the B series. Therefore concluded this process of capitalization the new equity capital remained for the total of 4.691.058.511 shares, divided into 4.168.139.480 shares of the A series and 523.019.031 shares of the B series.


-     Number of shares:

                                                               No. of                                        No. of voting
      Series                                             subscribed shares      No. of paid shares           right shares
      ------                                             -----------------      ------------------           ------------

      Preferred Series A shares                           4,168,039,480             4,168,039,480           4,168,039,480
      Series B                                              523,019,031               523,019,031             523,019,031
                                                         --------------            --------------          --------------
      Total                                               4,691,058,511             4,691,058,511           4,691,058,511
                                                         ==============            ==============          ==============

-     Capital (Amount - Th.Ch.$)

      Series                                         Subscribed capital           Paid-in capital
      ------                                         ------------------           ---------------

      Preferred Series A shares                             103,816,119               103,816,119
      Series B                                               77,673,426                77,673,426
                                                           ------------              ------------
      Total                                                 181,489,545               181,489,545
                                                           ============              ============

b)     Restrictions applicable to the payment of dividends:

       Detail of preference for Series of the Company's shares:

       Series A shares provide the right to appoint 5 of the 9 members of the Board of Directors and will be entitled to receive only half of dividends distributed. This preference will have duration of 3 periods.


       Series B shares provide the right to appoint 4 of the 9 members of the Board of Directors and will be entitled to the remaining balance of income for distribution.

       On July 9, 2002, with the accordance of the fifth clause of the social status, the time given to be in force for the series of shares of the company and its respective preferences has expired. As a consequence of this, the capital of the company its divided in 4.691.058.511 ordinary shares, nominative, all of a same value and without nominal value, all of which belong to a same serial number and have no preeminence.

c) The accumulated deficit from subsidiary in development stage in each period was as follows:

       Tax Reg.                                                Amount
       Number                   Company             for the period  Accumulated
       ------                   -------             --------------  -----------

       88.381.200-K       Chilesat S.A.                  21,650        21,650
       Cayman Islands     Telex Chile Overseas Ltd.         104           104
                                                       --------      --------
       Total                                             21,754        21,754
                                                       ========      ========
d)     Other Reserves

       Equity variations relating to the placement of ADR's

       Tax Reg.                                                Amount
       Number                   Company             for the period  Accumulated
       ------                   -------             --------------  -----------

       94.675.000-K       Telex-Chile S.A.                    -     3,970,821
                                                        --------    ----------
       Total                                                  -     3,970,821
                                                        ========    =========

-      The adjustment for exchange difference is as follows:


       Tax Reg.                                                Amount
       Number                   Company             for the period  Accumulated
       ------                   -------             --------------  -----------

       96.628.790-K       Texcom S.A.                   129,493       495,888
                                                      ---------     ---------
       Total                                            129,493       495,888
                                                      =========     =========
       Total other reserves                             129,493     4,466,709
                                                      =========     =========

Note 20 - Other Non-Operating Income and Expenses

The detail is as follows :

-      Other non-operating income :
                                                        2002            2001
                                                        ----            ----
                                                       Th.Ch.$         Th.Ch.$

       Insurance recoveries                              16,463        49,329
       Reverse access of bank interest of year 2001   1,414,039             -
       Recovery of bad debt                                 462        17,703
       Other                                             19,971        27,870
                                                     ----------     ---------
       Total                                          1,450,935        94,902
                                                     ==========     =========

-      Other non-operating expenses:
                                                         2002           2001
                                                         ----           ----
                                                        Th.Ch.$        Th.Ch.$

       Amortization of Bank of America loan costs          -          187,859
       Severance indemnities                              2,940       901,050
       Expenses in the precautionary
        judicial agreement                            1,205,619       201,794
       Expenses Unmovable                               132,985             -
       Other                                             45,895        47,603
                                                      ---------     ---------
       Total                                          1,387,439     1,338,306
                                                      =========     =========

Note 21 - Price-Level Restatement

The detail of the price-level restatement is as follows :

ASSETS (CHARGES) CREDITS
                                       Restatement
                                          Index         2002           2001
                                          -----         ----           ----
                                                       Th.Ch.$        Th.Ch.$
Current Assets:
Marketable securities                       CPI            73            81
Accounts receivable                         CPI        50,755         5,747
Notes receivable                            UF          1,421         3,358
Sundry debtors                              CPI         1,896            64
Notes and accounts receivable from
 related companies                          UF         89,560       244,404
Notes and accounts receivable from
 related companies                          CPI        14,929       204,836
Recoverable taxes                           CPI         3,331         8,729
Prepaid expenses                            CPI           203         1,541
Prepaid expenses                            UF            994         2,276
Other current assets                        CPI           896         3,970
Other current assets                        UF          8,884         5,337

Property, Plant and Equipment               CPI       462,898     1,680,482

Other Assets:
Investments in related companies            CPI       109,339       170,400
Goodwill                                    CPI           441         1,906
Notes and accounts receivable from
 related companies                          UF         42,946       120,522
Notes and accounts receivable from
 related companies                          CPI       161,937         4,627
Other assets                                CPI        47,489        69,921
Other assets                                UF         60,022             -

Expense and cost accounts                   CPI       113,304       213,481
                                                   ----------    ----------
Total (Charges) Credits                             1,171,318     2,741,682
                                                    =========     =========

LIABILITIES - SHAREHOLDERS' EQUITY
 (CHARGES) CREDITS

                                                         Restatement
                                                            Index                   2002                2001
                                                            -----                   ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

Current Liabilities:
Due to banks and financial institutions, short-term           UF                     6,803         (    82,306)
Due to banks and financial institutions, short-term           CPI               (  462,402)        (   423,393)
Long-term obligations with maturities within one period       UF                (   14,664)        (    14,896)
Long-term obligations with maturities within one period       CPI               (   25,909)                114
Accounts payable                                              CPI               (   51,424)        (    58,975
Accounts payable                                              UF                (   20,709)        (     1,637)
Notes payable                                                 CPI                    3,424         (    12,180)
Notes payable                                                 UF                         -         (       312)
Notes and accounts payable to related companies               UF                (   23,466)        (   208,188)
Notes and accounts payable to related companies               CPI               (   43,961)        (   127,868)
Other creditors                                               CPI               (        2)        (       665)
Income taxes                                                  CPI                       16         (        48)
Deferred revenue                                              CPI               (    1,770)        (     3,752)
Other current liabilities                                     UF                         -                 172

Long-term Liabilities:
Due to banks and financial institutions, long-term            UF                    12,387         (    63,171)
Due to banks and financial institutions, long-term            CPI                  604,148         (   451,267)
Notes payable, long-term                                      UF                (   92,152)        (   140,216)
Notes payable, long-term                                      CPI               (   24,093)        (    19,978)
Notes and accounts payable to related companies               UF                (  125,131)        (   116,560)
Notes and accounts payable to related companies               CPI               (  159,849)        (   345,256)
Provisions, long-term                                         CPI               (   40,903)        (     4,235)
Deferred revenue                                              CPI               (  106,027)        (   290,516)
Other long-term liabilities                                   CPI               (        5)        (        64)

Shareholders' Equity                                          CPI               (  180,133)        (   362,376)

Income accounts                                               CPI               (  123,373)        (   291,316)
                                                                                 ---------           ---------
Total (Charges) Credits                                                         (  869,195)        ( 3,018,889)
                                                                                 =========           =========
 (Loss) Gain on Price-level Restatement                                            302,123         (   277,207)
                                                                                 =========           =========

Note 22 - Exchange Differences

The detail is as follows :


Assets (Charges) Credits                                  Currency                  2002                2001
------------------------                                  --------                  ----                ----
                                                                                   Th.Ch.$             Th.Ch.$

Current Assets:
Cash                                                      US dollars         (      45,298)       (     8,104)
Time deposits                                             US dollars                12,259             23,530
Accounts receivable                                       US dollars               517,898            386,064
Sundry debtors                                            US dollars                 1,233        (       366)
Notes and accounts receivable from related companies      US dollars         (      42,115)         1,119,580
Prepaid expenses                                          US dollars         (         109)             5,075
Other current assets                                      US dollars                24,169             31,074

Other Assets:
Investments in related companies                          US dollars               144,932            235,768
Notes and accounts receivable from related companies      US dollars             1,150,043          1,118,033
Other assets                                              US dollars               305,235            434,774
                                                                                ----------         ----------
Total (Charges) Credits                                                          2,068,247          3,345,428
                                                                                 =========          =========

Liabilities - Shareholders' Equity
 (Charges) Credits                                        Currency                 2002                2001
------------------                                        --------                 ----                ----
                                                                                  Th.Ch.$             Th.Ch.$
Current Liabilities:
Due to banks and financial institutions, short-term       US dollars             1,804,026       (  2,108,817)
Long-term obligations with maturities within one period   US dollars           (   163,427)      (      8,929)
Accounts payable                                          US dollars           (   870,402)      (    411,436)
Notes payable                                             US dollars           (    88,266)      (     68,605)
Notes and accounts payable to related companies           US dollars           (   995,136)      (  1,658,213)
Sundry creditors                                          US dollars                     -       (      3,495)
Other current liabilities                                 US dollars                    52       (     11,609)

Long-term Liabilities:
Due to banks and financial institutions, long-term        US dollars           ( 1,187,280)      (  2,476,361)
Notes payable, long-term                                  US dollars           (   227,118)      (    333,353)
Notes and accounts payable to related companies           US dollars           ( 1,315,192)      (  1,164,070)
Provisions, long-term                                     US dollars           (    17,629)                 -
                                                                                 ---------          ---------
Total (Charges) Credits                                                        ( 3,060,372)      (  8,244,888)

Exchange differences loss                                                      (   992,125)      (  4,899,460)
                                                                                 =========          =========

Note 23 - Statement of Cash Flows


Investing activities which did not generate any cash flows and which relate to cash flows there are two lease agreements for equipment with IMB S.A.C. The first agreement is dated December 2000 and considers an amount of US$ 9 million and the second one is dated January 2001 and considers an amount of US$ 2.3 million and three promissory notes subscribed by Chilesat S.A. The first promissory note is dated February 2001 for US$ 0.3 million, the second is dated June 2001 and amounts to US$ 1.3 million and the third one is dated December 2001 and amounts to US$ 0.2 million. These agreements and promissory notes have a 12-month grace period.

Note 24 - Contingencies and Commitments

a)   Contingencies and commitments if force of each period-end were as follows:

Direct guarantees:

-----------------------------------------------------------------------------------------------------------------------------------

                                                        Type                                         Balances pending payment at
                                                         of                                            the date of close of the
       In favor of                 Debtor             guarantee            Assets Involved                financial statements
       -----------         ----------------------     ---------     ------------------------------   ----------------------------
                                                                                           Book
                           Name      Relationship                     Type                 value          2002            2001
                                                                                          Th.Ch.$        Th.Ch.$         Th.Ch.$
===================================================================================================================================

Banco de la P.deBuenos     Telex-Chile
Aires                      S.A.                         Pledge       Shares of Tecom S.A.          --            --        670,277

Banco Urquijo S.A.         Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --        331,946

Bank of America N.A.       Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --      3,402,173

Barclays Bank Plc.         Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --      2.342,778

Commercial Bank of New     Telex-Chile
York                       S.A.                         Pledge       Shares of Tecom S.A.          --            --        670,277

Ibero Platina Bank         Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --        331,947

Interbanka S.A.            Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --        670,277

Investamerica S.A.         Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --      1,773,399

Public Life Insurance      Telex-Chile
Company                    S.A.                         Pledge       Shares of Tecom S.A.          --            --      3,346,002

Shinhan Bank               Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --      1,672,501

Scotiabank Sud Americano   Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --        309,000

Banco Sudameris            Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --         98,078

BBVA Banco BHF             Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --        695,482

Inversiones DLJ Chile      Telex-Chile
Ltda.                      S.A.                         Pledgez      Shares of Tecom S.A.          --            --      1,743,350

Dresdner Banque Nat. de    Telex-Chile
Paris                      S.A.                         Pledge       Shares of Tecom S.A.          --            --         93,664

Bears & Stearn Co.         Telex-Chile
                           S.A.                         Pledge       Shares of Tecom S.A.          --            --         59,532

Nera Finans AS             Telex-Chile                  Preference
                           S.A.                         of payment                                 --            --      5,783,098

Banco de Credito e         Chilesat S.A.               Industrial   Telecomunications
Inversiones                               Subsidiary    lien         Equipment                  6,718       750,663        740,386

Banco de Chile             Chilesat S.A.  Subsidiary    Mortgage     Plot No. 28 Lo
                                                        and          Canas,
                                                        Industrial   telecomunication
                                                        lien         equipment real estate    848,835     1,643,957      1,575,567

Entel S.A.                 Chilesat S.A.  Subsidiary    Pledge       Mutual fund
                                                                     agreement to
                                                                     finance the
                                                                     building of the
                                                                     fiber optics network   2,987,676     5,883,373      5,979,400
Nera Finans AS             Telex Chile
                           Overseas Ltd.  Subsidiary    Pledge       Shares of the
                                                                     subsidiary Colomsat
                                                                     S.A.                          --            --      5,783,098
Banco Della Suizzera
Italiana                   Perusat SA     Subsidiary    Guarantee    Time deposits                 --            --        159,265

-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

                                                           Type
                                                            of
       In favor of                      Debtor           guarantee                          Release of guarantees
       -----------              ----------------------   ----------         -----------------------------------------------------

                                Name      Relationship                        2003     Assets     2004    Assets     2005   Assets
                                                                             Th.Ch.$             Th.Ch.$           Th.Ch.$
=================================================================================================================================

Banco de la P.deBuenos     Telex-Chile
Aires                      S.A.                          Pledge                  --        --       --       --        --       --

Banco Urquijo S.A.         Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Bank of America N.A.       Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Barclays Bank Plc.         Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Commercial Bank of New     Telex-Chile
York                       S.A.                          Pledge                  --        --       --       --        --       --

Ibero Platina Bank         Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Interbanka AS              Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Investamerica S.A.         Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Public Life Insurance      Telex-Chile
Company                    S.A.                          Pledge                  --        --       --       --        --       --

Shinhan Bank               Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Scotiabank Sud Americano   Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Banco Sudameris            Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

BBVA Banco BHF             Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Inversiones DLJ Chile      Telex-Chile
Ltda.                      S.A.                          Pledge                  --        --       --       --        --       --

Dresdner Banque Nat. de    Telex-Chile
Paris                      S.A.                          Pledge                  --        --       --       --        --       --

Bears & Stearn Co.         Telex-Chile
                           S.A.                          Pledge                  --        --       --       --        --       --

Nera Finans AS             Telex-Chile                   Preference
                           S.A.                          of payment              --        --       --       --        --       --

Banco de Credito e         Chilesat                      Industrial
Inversiones                S.A.           Subsidiary     lien                    --        --       --       --   750,653    6,718

Banco de Chile             Chilesat S.A.  Subsidiary     Mortgage
                                                         and
                                                         Industrial
                                                         lien                    --        --       --       -- 1,643,957  848,835

Entel S.A.                 Chilesat S.A.  Subsidiary     Pledge                  --        --       --       --        --       --



                                                                             190,491   93,479  207,064  102,009   225,079  111,317
Nera Finans AS             Telex Chile
                           Overseas Ltd.  Subsidiary     Pledge                  --        --       --       --        --       --

Banco Della Suizzera
Italiana                   Perusat SA     Subsidiary     Guarantee               --        --       --       --        --       --

-----------------------------------------------------------------------------------------------------------------------------------

        Telex-Chile S.A.

        On June 20, 2001, Telex-Chile S.A. entered with its subsidiary Telsys S.A. a document referred to as "Early Termination of Agreement for the Provision of Computer and Information Technology Services", which states that as compensation for the subsidiary Telsys S.A. the parties agree that Telex-Chile S.A. commits to pay the possible compensation requirements to the subsidiary Telsys S.A. exclusively to that date due to the payment of severance indemnities pertaining to the current employees of Telsys S.A. which was immediately re-hired by Xtremo Servicios Ltda. The maximum exposure for the payment of indemnities assumed by Telex-Chile S.A. amounts to UF 6,824.05.


-       Indirect guarantees:

        Telex-Chile S.A.

        On December 4, 2000 and January 12, 2001, Telex-Chile S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C. for an amount of US$ 11 million.

        Texcom S.A.

        On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which at June 30, 2002 amounted to Th.Ch.$ 655,466. The guarantee granted by Texcom S.A. is prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999, as, it is three months prior to this law. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be in the alert of the outcome of the process of Colomsat S.A.

        On May 22, 1997, the subsidiary Texcom S.A. became yhe guarantor of a loan granted to it subsidiary Colomsat S.A. by Banco Sudameris , which at June 30, 2002 amounted to Th.Ch.$ 756,587.

b)      Lawsuits

        The subsidiaries Chilesat S.A. and Texcom S.A. are parties to labor lawsuits. Management believes that they will not have a significant effect on the financial statements.

Note 25 - Domestic and Foreign Currency

Assets
-------------------------------------------------------------------------------------------------------------
                                                                         Amount               Amount
                                                Currency                  2002                 2001
                                                                         Th.Ch.$             Th.Ch.$
-------------------------------------------------------------------------------------------------------------
Total current assets                                                      19,517,651            13,191,002

Cash                                Non-adjustable Ch.$                      352,920               216,577
                                    US dollars                               446,892               121,889
                                    Other currencies                           4,220               130,080

Time deposits                       Non-adjustable Ch.$                    5,464,095                     -
                                    US dollars                               356,218             1,126,326
                                    Other currencies                               -                 2,498

Marketable securities               Non-adjustable Ch.$                    1,310,299               280,823
                                    Other currencies                               -                26,350

Accounts receivable                 Non-adjustable Ch.$                    1,931,999             1,726,190
                                    US dollars                               689,387               684,209
                                    Other currencies                               -               623,802

Notes receivable                    Non-adjustable Ch.$                      193,617               111,200

Sundry debtors                      Non-adjustable Ch.$                    1,208,885             1,101,120
                                    US dollars                                 3,304                50,525
                                    Other currencies                          37,978                33,476

Notes and accounts receivable from  Adjustable Ch.$                          922,585               936,545
  related companies                 Non-adjustable Ch.$                       51,438               181,567
                                    US dollars                             1,574,752               652,945

Recoverable taxes                   Non-adjustable Ch.$                      636,649               573,801
                                    Other currencies                          88,282               240,303

Prepaid expenses                    Adjustable Ch.$                          199,891               104,838
                                    Non-adjustable Ch.$                      350,546               374,035
                                    US dollars                                44,865               102,387
                                    Other currencies                          16,181                43,307

Other current assets                Adjustable Ch.$                           35,213                 9,156
                                    Non-adjustable Ch.$                    3,597,435             3,191,449
                                    US dollars                                     -               530,078
                                    Other currencies                               -                15,526

Net Property, Plant and Equipment                                         73,849,958           112,486,109

Land                                Non-adjustable Ch.$                      429,094               428,231
                                    US dollars                               146,426               136,670
                                    Other currencies                               -               402,418

 Building and infrastructure        Non-adjustable Ch.$                   32,186,295            35,444,652
                                    US dollars                               556,126               566,748
                                    Other currencies                               -             1,492,943

Machinery and equipment             Non-adjustable Ch.$                   23,553,678            39,904,785
                                    US dollars                               667,169               682,986
                                    Other currencies                               -            11,796,908

Other fixed assets                  Non-adjustable Ch.$                   16,021,677            20,979,417
                                    US dollars                               289,493               336,374
                                    Other currencies                               -               313,977

Total other assets                                                           751,485             3,225,745

Investments in related companies    Non-adjustable Ch.$                           69                 9,258

Investments in other companies      Adjustable Ch.$                              294                   294

Goodwill                            Non-adjustable Ch.$                      114,598               126,972
                                    US dollars                                10,614                16,518

Notes and accounts receivable from  Adjustable Ch.$                          421,300             1,293,145
  related companies, long-term      US dollars                                83,778               541,436

Deferred taxes                      Non-adjustable Ch.$                            -               565,985

Other assets                        Adjustable Ch.$                           11,416                72,351
                                    Non-adjustable Ch.$                       16,339               294,269
                                    US dollars                                93,077                72,000
                                    Other currencies                               -               233,517
-------------------------------------------------------------------------------------------------------------
                                    Non-adjustable Ch.$                   87,419,633           105,510,331
                                    US dollars                             4,962,101             5,621,091
                                    Other currencies                         146,661            15,355,105
                                    Adjustable Ch.$                        1,590,699             2,416,329
                                    -------------------------------------------------------------------------

Current Liabilities
------------------------------------------------------------------------------------------------------------
                            Currency                               Up to 90 days
------------------------------------------------------------------------------------------------------------
                                                        2002                            2001
                                          ------------------------------------------------------------------
                                                               Annual                          Annual
                                                               average                        average
                                               Amount       interest rate      Amount      interest rate
                                              Th.Ch.$                          Th.Ch.$
------------------------------------------------------------------------------------------------------------
Due to banks and        US dollars                  3,321           12.00%         29,411          17.00%
financial               Other currencies                -                -         34,216          36.55%
Institutions
short-term

Due to banks and        Adjustable Ch.$                 -                -      1,154,951       Tab 90+2%
financial               Adjustable Ch.$                 -                -              -               -
Institutions,           Non-adjustable Ch.$             -                -              -               -
long-term

                        Other currencies                -                -              -               -
                        US dollars                      -                -      7,032,999     Libor 90+3%
                        US dollars                      -                -              -               -
                        US dollars                  4,025           10.38%              -               -

Long-term obligations
with maturities within
one period
   - Leasing            Adjustable Ch.$           161,453            9.13%        227,549           9.19%
   - Leasing            Non-adjustable Ch.$        12,434            8.00%              -               -
   - Leasing and
p. note (supplier)      US dollars              1,017,819           11.36%              -               -
   - Customs duties     US dollars                238,138                -              -               -
   - Supplier           US dollars                      -                -              -               -
   - Other              Other currencies                -                -              -               -
                        US dollars                      -                -              -               -

Accounts payable        Adjustable Ch.$           151,156                -              -               -
                        Non-adjustable Ch.$     4,345,091                -      3,450,531               -
                        US dollars              6,545,923                -      4,249,015               -
                        Other currencies           94,064                -        876,071               -

Notes payable           Adjustable Ch.$           111,103                -         51,155               -
                        Non-adjustable Ch.$             -                -         29,204          20.57%
                        US dollars                  1,223                -          4,916               -

Sundry creditors        Adjustable Ch.$                 -                -              -               -
                        Non-adjustable Ch.$       327,028                -        425,626               -
                        US dollars                      -                -              -               -
                        Other currencies                -                -         24,047               -

Notes and accounts
payable to              US dollars                      -                -              -               -
related companies

Accrued liabilities     Non-adjustable Ch.$       199,496                -        119,800               -
                        US dollars                728,375                -        358,074               -
                        Other currencies           47,428                -        216,982               -

Withholdings payable    Non-adjustable Ch.$       139,894                -        529,230               -
                        US dollars                  2,597                -              -               -
                        Other currencies            6,801                -        189,823               -

Income taxes            Non-adjustable Ch.$             -                -          7,508               -
                        Other currencies                -                -              -               -

Deferred revenue        Non-adjustable Ch.$       326,438                -        325,898               -

Other current
liabilities             US dollars                 60,245                -          1,384               -
                        Other currencies                -                -         31,972               -
============================================================================================================
                        US dollars              8,601,666                      11,675,799
                        Other currencies          148,293                       1,373,111
                        Adjustable Ch.$           423,712                       1,433,655
                        Non-adjustable Ch.$     5,350,381                       4,887,797
                        ------------------------------------------------------------------------------------

Current Liabilities

--------------------------------------------------------------------------------------------------------------
                            Currency                      Between 90 days and 1 period
--------------------------------------------------------------------------------------------------------------
                                                       2002                        2001
                                            ------------------------------------------------------------------
                                                               Annual                             Annual
                                                               average                            average
                                               Amount       interest rate       Amount         interest rate
                                               Th.Ch.$                          Th.Ch.$
--------------------------------------------------------------------------------------------------------------

Due to banks and        US dollars                   -                -                -                -
financial               Other currencies             -                -                -                -
Institutions
short-term

Due to banks and        Adjustable Ch.$        191,429       Tab 90 +2%        1,862,234        Tab 90+2%
financial               Adjustable Ch.$        413,450       Tab 180+2%        2,939,574       Tab 180+2%
Institutions,           Non-adjustable Ch.$          -                -           59,532   Tip (30-89)+2%
long-term

                        Other currencies             -                -        1,692,818           18.45%
                        US dollars                   -                -       10,130,752      Libor 90+3%
                        US dollars                   -                -       15,213,796     Libor 180+3%
                        US dollars                   -                -            2,722           11.00%

Long-term obligations
with maturities within
one period
   - Leasing            Adjustable Ch.$        999,450            8.89%          997,303            8.93%
   - Leasing            Non-adjustable Ch.$     30,682            8.00%                -                -
   - Leasing and
p. note (supplier)      US dollars           2,978,111           11.48%          460,040           11.42%
   - Customs duties     US dollars                   -                -           60,848                -
   - Supplier           US dollars           1,944,825  Libor 180+1.75%          933,414            Libor
                                                                                                180+1.75%
   - Other              Other currencies             -                -          122,270                -
                        US dollars                   -                -           81,078           13.83%

Accounts payable        Adjustable Ch.$        247,295                -          188,615                -
                   -    Non-adjustable Ch.$    504,381                -          593,777                -
                        US dollars           1,918,940                -        1,981,719                -
                        Other currencies             -                -                -                -

Notes payable           Adjustable Ch.$         48,378                -           34,103                -
                        Non-adjustable Ch.$          -                -           29,204           20.57%
                        US dollars                   -                -                -                -

Sundry creditors        Adjustable Ch.$            675                -              286                -
                        Non-adjustable Ch.$        762                -               93                -
                        US dollars                   -                -           47,207                -
                        Other currencies             -                -                -                -

Notes and accounts
payable to              US dollars              50,664                -                -                -
related companies

Accrued liabilities     Non-adjustable Ch.$    119,008                -          523,602                -
                        US dollars                   -                -          136,557                -
                        Other currencies             -                -          518,989                -

Withholdings payable    Non-adjustable Ch.$          -                -                -                -
                        US dollars                   -                -                -                -
                        Other currencies             -                -                -                -

Income taxes            Non-adjustable Ch.$      3,055                -            2,648                -
                        Other currencies             -                -           80,309                -

Deferred revenue        Non-adjustable Ch.$    811,270                -          620,305                -

Other current
liabilities             US dollars                   -                -                -                -
                        Other currencies             -                -                -                -
============================================================================================================
                        US dollars           6,892,540                        29,048,133
                        Other currencies             -                         2,414,386
                        Adjustable Ch.$      1,900,677                         6,022,115
                        Non-adjustable Ch.$  1,469,158                         1,829,161
                        ------------------------------------------------------------------------------------


Current Liabilities


---------------------------------------------------------------------------------------------------------
                            Currency               1 to 3 periods                  3 to 5 periods
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                                               Annual                          Annual
                                                               average                         average
                                               Amount       interest rate       Amount      interest rate
                                              Th.Ch.$                          Th.Ch.$
=========================================================================================================

Due to banks and
financial              US dollars                  9,953            9.26%         110,506          9.26%
institutions,          Adjustable Ch.$           559,224        Tab 90+2%               -              -
long-term              Adjustable Ch.$         1,230,507       Tab 180+2%               -              -

Notes payable,
long-term:
        - Leasing      Adjustable Ch.$         1,316,793            8.88%         722,637          8.68%
        - Leasing and
p. note (supplier)     US dollars              3,150,381           11.51%               -              -
        - Customs
duties                 US dollars                336,270                -               -              -
        - Supplier     US dollars                701,811  Libor 180+1.75%               -              -

Accrued liabilities,
long-term              Non-adjustable Ch.$     1,245,651                -               -              -
                       US dollars              2,119,600                -               -              -

Deferred revenue       Non-adjustable Ch.$     2,766,214                -       1,768,296              -

Other long-term
liabilities            US dollars                      -                -          17,956          1.00%


=========================================================================================================

                       US dollars              6,318,015                          128,462
                       Adjustable Ch.$         3,106,524                          722,637
                       Non-adjustable Ch.$     4,011,865                        1,768,296
                       Other currencies                -                                -

                       ----------------------------------------------------------------------------------

Current Liabilities

------------------------------------------------------------------------------------------------------
                            Currency               5 to 10 periods          More than 10 periods
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                              Annual                       Annual
                                                              average                      average
                                                 Amount    interest rate     Amount     interest rate
                                                 Th.Ch.$                    Th.Ch.$
======================================================================================================


Due to banks and
financial              US dollars                  27,951        9.26%       1,654,580        9.26%
institutions,          Adjustable Ch.$                  -            -               -            -
long-term              Adjustable Ch.$                  -            -               -            -

Notes payable,
long-term:
        - Leasing      Adjustable Ch.$          2,433,502        8.68%       2,299,231        8.68%
        - Leasing and
p. note (supplier)     US dollars                       -            -               -            -
        - Customs
duties                 US dollars                       -            -               -            -
        - Supplier     US dollars                       -            -               -            -

Accrued liabilities,
long-term              Non-adjustable Ch.$              -            -               -            -
                       US dollars                       -            -               -            -

Deferred revenue       Non-adjustable Ch.$        307,200            -         530,546            -

Other long-term
liabilities            US dollars                       -            -          87,579            -


======================================================================================================

                       US dollars                  27,951                    1,742,159
                       Adjustable Ch.$          2,433,502                    2,299,231
                       Non-adjustable Ch.$        307,200                      530,546
                       Other currencies                 -                            -

                       -------------------------------------------------------------------------------

Long-term


------------------------------------------------------------------------------------------------------------
                            Currency               1 to 3 periods                  3 to 5 periods
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                               Annual                          Annual
                                                               average                         average
                                               Amount       interest rate       Amount      interest rate
                                              Th.Ch.$                          Th.Ch.$
============================================================================================================

Due to banks and
financial              Adjustable Ch.$           4,231,757        Tab 90+2%               -              -
Institutions,          Other currencies          3,313,948           20.62%       1,081,841         20.62%
long-term              US dollars               25,309,333      Libor 90+3%               -              -
                       US dollars                5,779,881     Libor 180+3%               -              -
                       US dollars                    8,579            9.13%         105,735          9.13%

Notes payable,
long-term
        - Leasing      Adjustable Ch.$           1,050,232            8.60%         607,322          8.68%
        - Leasing and
p. note (supplier)     US dollars                6,442,842           11.49%               -              -
        - Customs
duties                 US dollars                  259,418                -         211,814              -
        - Supplier     US dollars                  873,404  Libor 180+1.75%         582,270Libor 180+1.75%
        - Other        Other currencies            150,120                -               -              -
                       US dollars                   36,783                -               -              -

Deferred revenue       Non-adjustable Ch.$       1,630,914                -       1,375,366              -

Other long-term
liabilities            US dollars                   98,504                -               -              -


============================================================================================================

                       Adjustable Ch.$           5,281,989                          607,322
                       Other currencies          3,464,068                        1,081,841
                       US dollars               38,808,744                          899,819
                       Non-adjustable Ch.$       1,630,914                        1,375,366
                       -------------------------------------------------------------------------------------


Long-term


-----------------------------------------------------------------------------------------------------
                            Currency              5 to 10 periods          More than 10 periods
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                             Annual                       Annual
                                                             average                      average
                                                Amount    interest rate     Amount     interest rate
                                                Th.Ch.$                    Th.Ch.$
=====================================================================================================

Due to banks and
financial              Adjustable Ch.$                   -            -               -            -
Institutions,          Other currencies                  -            -               -            -
long-term              US dollars                        -            -               -            -
                       US dollars                        -            -               -            -
                       US dollars                   19,354        9.13%         203,086        9.13%

Notes payable,
long-term
        - Leasing      Adjustable Ch.$           2,047,994        8.68%       3,348,823        8.68%
        - Leasing and
p. note (supplier)     US dollars                        -            -               -            -
        - Customs
duties                 US dollars                        -            -               -            -
        - Supplier     US dollars                        -            -               -            -
        - Other        Other currencies                  -            -               -            -
                       US dollars                        -            -               -            -

Deferred revenue       Non-adjustable Ch.$       1,527,214            -         610,301            -

Other long-term
liabilities            US dollars                        -            -               -            -


=====================================================================================================

                       Adjustable Ch.$           2,047,994                    3,348,823
                       Other currencies                  -                            -
                       US dollars                   19,354                      203,086
                       Non-adjustable Ch.$       1,527,214                      610,301
                       ------------------------------------------------------------------------------


Note 26 - Sanctions

During the period ended June 30, 2002, the Parent Company and its subsidiary, its directors and managers were not subject to any sanction by the Superintendency of Securities and Insurance or any other administrative authorities.

Note 27 - Subsequent Events

In accordance with the Fifth Article of the Company's bylaws, the term of effectiveness for the series of shares of the Company and their respective preferences expired on July 9, 2002.

A Special General Shareholders' Meeting was held on July 17, 2002, where it was resolved to decrease in 10 times the total number of shares into which the capital of the Company was divided, without altering its amount, passing from 4,691,058,511 ordinary registered shares of equal value each and without par value to 469,105,851 shares of the same characteristics.

On August 5, 2002, the Board of Directors of Telex-Chile S.A., in accordance with the authorities granted by the Special General Shareholders' Meeting mentioned previously, established 29th August 2002 as the date as of which the shareholders could make effective the exchange of shares of the Company as a consequence of the reduction in the number of shares resolved at the same General Meeting.

There have been no events of a financial or other nature between June 30, 2002 and the date of issuance of these financial statements that could significantly affect the amounts or disclosures in these consolidated financial statements.

Note 28 - Environment

Given the nature of the industry where the Company operates, the Parent Company and its subsidiary are not affected by situations which may directly or indirectly affect in a significant manner environmental protection and therefore no disbursements exist which are committed in the future for these purposes.

Note 29 - Situation of the Company

Capitalization Process

On January 25, 2002, the Eighteenth Civil Court of Santiago approved the preventive judicial agreements of Telex-Chile S.A. and its subsidiary Chilesat S.A., whose texts were published in the Official Gazette of January 7, 2002.

The agreement of Telex-Chile S.A. extended the expiration of the financial credits against the Company for a period of 120 calendar days from December 28, 2001 - date on which it had been agreed with their creditors - in order to carry out a capitalization process thereof, and thus solve the financial situation of the Company.

In effect, the agreement approved establishes that within the period of 120 days already indicated, the financial creditors of Telex-Chile S.A. that freely and voluntary so decide, will be entitled to capitalize their credits in the Company, including their indexation and interest, in the terms indicated below:

a) The capitalization must be for an amount of credits that amounts, in principal and interest, to a sum equal to or over the representative credits of at least 70% of such financial credits, plus those liabilities or direct debts of the subsidiary Chilesat S.A. that are assumed by Telex-Chile S.A. through novation due to change of debtor, which, in turn, must amount to, at least, 85% of the direct financial debts of Chilesat S.A.

b) After the above condition is complied with all the financial credits not capitalized during the term of 120 calendar days as indicated including those of Chilesat S.A. that became liabilities of Telex-Chile S.A. by means of novation due to change of debtor, will be extended for a period of 15 years and paid in a single installment at the end of such period, without indexation or interest.

c) To carry out what is agreed above, the agreement established that the financial creditors of the subsidiary Chilesat S.A. that freely and voluntarily so decide, may carry out a novation due to change of debtor of their credits, whether fully or partially, so that the new debtor of such credits will become Telex-Chile S.A. The novated credits will keep their own conditions and terms, as well as their guarantees, which will not be affected by the novation due to change of debtor.

After making this novation, the new obligation against Telex-Chile S.A. will be ruled in everything by the preventive judicial agreement of the latter Company, so that such credits can also be capitalized in Telex-Chile S.A. in the terms already mentioned. The novation due to change of debtor will be at onerous title, so that as a consequence thereof Telex-Chile will become a creditor of its subsidiary Chilesat S.A. for a sum equal to the amount in principal and interest of the novated credit.

This credit of Telex-Chile S.A. against Chilesat S.A., as a result of the novation due to change of debtor, will be compensated in a sum equal to the credits that Chilesat S.A. has against Telex-Chile S.A. and the unpaid balance through compensation must be capitalized by Telex-Chile S.A. in Chilesat S.A. in the term of 270 calendar days counted from the novation due to change of debtor. For these purposes, the shareholders of Chilesat S.A., meeting at a Special General Shareholders Assembly and subject to the fact that the agreement of Chilesat S.A. has been fulfilled, must take a resolution on a capital increase for a sum that will permit such capitalization.

In order to carry out the capitalization of credits provided for in the preventive judicial agreement, and fulfilling its provisions, on January 30, 2002 a Special General Shareholders Meeting of Telex-Chile S.A. was held, where it was resolved to increase the capital of the Company in the sum of Th.Ch.$ 263,670,336,297, through the issue simultaneously, on one or more occasions, of 7,470,659,529 shares of the same A Series and 7,177,692,488 shares of the same B series, in each case, pro rata to their participation in the equity capital, of the same placement value for both series of Th.Ch.$ 18 per share, in order to cover such capital increase, to be offered preferentially to the shareholders of the Company, pro rata to the shares they hold.

In accordance with what was established by the General Meeting, such shares will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or shall be subscribed and paid for by the financial creditors, cash down at the time of their subscription or through the capitalization of credits prior to the issue, that such shareholders or financial creditors or their assigns may have against the Company, according to what is established in numbers 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

The shares not subscribed by the shareholders and/or their assigns exercising their preferential option, may not be offered by the board of directors to third parties at lower values or in more advantageous conditions than those, and must be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits provided for in the Preventive Judicial Agreement.

The value of the shares that are subscribed by the financial creditors and/or their assigns will be made up by the capitalization of their credits, with the pertinent compensation up to the concurrence of the existing and properly evidenced credits that such creditors might have against the Company, granted prior to the issue of these shares.

On February 22, 2002, the Superintendence of Securities and Insurance registered in its Registry of Securities under No. 657, the issue of shares mentioned above.

At special general shareholders meeting of the Company, held on March 25, 2002, it was resolved to extend until May 30, 2002 the term to subscribe and pay for the shares previously mentioned, term which, as agreed in the special meeting held on January 30, 2002, expired on April 27, 2002.

On March 6, 2002 "Redes Opticas" SA." commenced the process of Public Offer of Acquisition of up to 65,392,249 shares of Telex-Chile S.A. that comprises 33,350,047 shares of the A series and 32,042,202 shares of the B series. On the following day, its subsidiary Redes Opticas (Cayman) corp. commenced in parallel in the United States a Public Offer of Acquisition of Shares (tender offer) similar to that made in Chile and for the same shares including the American Depositary Shares, known as ADS, each of which represented 10 series B shares of the Company.

On April 10, 2002, the Superintendence of Securities and Insurance registered in its Registry of Securities the modification of the issue of paid shares resolved at the Special General Shareholders' Meeting held on March 25, 2002, through which the term to subscribe and pay for the 7,470,659,529 paid shares of the A series and the 7,177,692,488 paid shares of the B series, whose issue was resolved at the Special General Shareholders' Meeting held on January 30, 2002 was extended until May 30, 2002.

On April 14, 2002, through a notice published in the newspapers El Mercurio of Santiago and La Tercera, Redes Opticas S.A. communicated the acceptance of the Public Offer of Acquisition of Shares and Control of Telex-Chile S.A., whose notice of commencement had been published in the same newspapers on March 6, 2002.

On April 15, 2002 the notice provided for in article 104 of the Regulations of the Stock Corporation Law was published in the newspaper Estrategia, report on the capital increase, and informing on the preferential option of subscription of shares that corresponds to the shareholders and of the date of publication of the notice established in article 29 of the Regulations of the Stock Corporation Law, by virtue of which the preferential option period commenced.

On April 15, 2002, several financial creditors of Telex-Chile S.A. and its subsidiary Chilesat S.A. assigned their respective credits in favor of Redes Opticas S.A. or in favor of Redes Opticas (Cayman) Corp, which, therefore, became the new creditors of Telex-Chile S.A. and of Chilesat S.A. in their substitution.

In the case of Telex-Chile S.A. the following creditors assigned their respective credits to Redes Opticas S.A. : Investamerica, Barclays Bank PLC, Shinhan Bank, Key Financial Corporation, Marcard, Stein & Co., Gmbh & Co. KG. Banco Urquijo, BBV Banco Bhif, Scotia Bank Sud

Americano, Dresdner Bank Lateinamerika, Inversiones DLJ Chile Limitada and Bear Stearns & Co. For its part, Bank of America and Pacific Life Insurance Company assigned their credits to the Company "Redes Opticas (Cayman) Corp.", all of which amounted in their aggregate in principal and interest, to the equivalent in pesos of Th.Ch.$ 17,760,285,657.

In the case of Chilesat S.A. the following creditors assigned their respective credits to Redes Opticas S.A., Investamerica, BBV Banco Bhif, Nova Scotia Inversiones Ltda., Dresdner Bank Lateinamerika, Inversiones DLJ Chile Limitada and Bear Stearns & Co. and Banco de Credito e Inversiones, while Bank of America assigned its credits to "Redes Opticas (Cayman) Corp", all of which, in their aggregate, amounted in principal and interest, to the equivalent in pesos of Th.Ch.$ 49,380,474,117.

On April 23, 2002 the notice indicating the commencement of the preferential option period for the subscription of shares was published in Estrategia, that benefits those shareholders registered in the Shareholders' Registry on April 17, 2002, period that will extend for 30 days, that is to say, until May 23, 2002.

On April 26, 2002, Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd., through their companies Redes Opticas S.A. and Redes Opticas (Cayman) Corp" exercising their preferential option right in their condition of shareholders of the Company, subscribed in the aggregate a total of 3,777,161,888 shares of the new issue resolved at the Special General Shareholders' Meeting held on January 30, 2002, for a total of Th.Ch.$ 67,998,913,999, that they paid fully capitalizing those credits they had acquired on April 15 last from several financial creditors of the Company and from its subsidiary Chilesat S.A.

Of the credits thus capitalized, and therefore extinguished, the sum of Th.Ch.$ 50,014,263,727 corresponds to different financial credits originally owed by the subsidiary Chilesat S.A., which according to the agreements established in the preventive Judicial Agreements of the Company and of its subsidiary were assumed by Telex-Chile S.A. on behalf of Chilesat, through a novation due to change of debtor, prior to such capitalization.

In this way, the financial debt of the Company and of its subsidiary Chilesat S.A. was reduced in the aggregate by the sum of Th.Ch.$ 73,372,992,590 representing in the case of Chilesat S.A. a slightly higher percentage than 95% of its financial debt susceptible of being capitalized under the terms of the preventive judicial agreement, while in the case of Telex-Chile S.A. and according to its own agreement, that percentage exceeds 70%.

The preferential rights to subscribe our shares expired on May 23, 2002,. Consequently, the capital increase as at 30th May 2002 amounted to Th.Ch.$ 80,336,367,696, as a result of the capitalization of the financial debt for Th.Ch.$ 73,372,992,590 and contributions in cash of capital for Th.Ch.$ 6,963,375,106.

During such capitalization process, a total of 4,463,131,538 shares were subscribed and paid for, with a total value of Th.Ch.$ 80,336,367,696 of which 4,051,796,724 shares correspond to the A Series and the balance of 411,334,814 shares to the B Series

By public deed of June 7, 2002, delivered in the Notary of Santiago of Mr. Rene Benavente Cash, the General Manager stated that the capital of the Company, including the revaluation corresponding to the financial period ended on December 31, 2001, in accordance with the general balance sheet approved by the Regular General Shareholders' Meeting held on April 30, 2002, was reduced to the total sum of Th.Ch.$ 181,489,545,428 divided into 4,168,039,480 shares of the A Series and 523,019,031 shares of the B Series.

By virtue of the percentages of capitalization of financial debt mentioned above, both Telex-Chile S.A. and its subsidiary Chilesat S.A. complied in this connection with their respective preventive judicial agreements, entering a stage of full normality in the development of their corporate operations.

The significant capitalization made by Southern Cross through its subsidiaries Redes Opticas S.A. and Redes Opticas (Cayman) Corp., in which it participates in 81.25% of their corporate capital, enabled it, through such companies, as those other shareholding companies in which it participates, to obtain the control of a percentage of approximately 90.5% of the total shares subscribed and paid for of the Company on May 30, 2002.

Report 20 F

Telex-Chile S.A. has provided report 20-F that must be presented every year by the companies with securities in the United States Market before the Securities Exchange Commission (SEC) of that country. That report contains an opinion, without reservations issued by the independent auditors Ernst & Young on the consolidated financial statements of the Company as at 31st December of the years 2000 and 2001.

The opinion without reservations issued by our auditors and attached to report 20-F was based: (i) on the materialization and closure of the financial restructuring process implemented by the Company in April and May 2002, according to which obligations were capitalized in an amount of total book value of Th.Ch.$ 73,372,993 approximately, which substantially modified the financial situation and position of Telex-Chile S.A. to operate towards the future and (ii) in the write-off of part of the value of the fixed assets of the Colombian subsidiary Colomsat S.A. equivalent to Th.Ch.$ 1,276,111. With the above, the shareholders equity of the Colombian subsidiary reflected in the financial statements of Telex-Chile SA. remains at zero value. We wish to point out to that Superintendence that Colomsat recently reached an agreement with its creditors under Law 550 of the Republic of Colombia that enabled it to restructure its financial burden.

To present the above effects on its Financial Statements the Company has had to re-issue the FECU corresponding to the quarter ended March 31, 2002, reflecting the effects on the accumulated results as at 1st January 2002 generated by the write off of the fixed assets of Colomsat. It is also necessary to adjust the balance of the account Investments in Related Companies, that, as of the first quarter of this financial period, recorded a value for Colomsat of Th.Ch.$ 382,253.

The materialization of the capitalization process and adjustment in the assets of Colomsat enabled the Telex-Chile group to obtain the conditions in order that an opinion could be issued without reservations for the periods 2002 and 2001, taking it to a status of normality and stability with respect to the different businesses, reflected in its Financial Statements


Note 30 - Time Deposits


The detail of time deposits at each period-end is as follow :

Bank or financial institution         Country       2002             2001
-----------------------------         -------       ----             ----
                                                   Th.Ch.$          Th.Ch.$

Banco de Chile                       Chile         2,452,689               -
Banco Santander                      Chile         3,011,406               -
Citibank N.Y.                        USA             354,887       1,108,319
Bank of America NA                   USA               1,331          14,080
Banca della Suizzera Italiana        Suiza                 -           3,927
Inversiones Cavendes                 Venezuela             -           2,498
                                                  ----------      ----------
Total                                              5,820,313       1,128,824
                                                  ==========      ==========

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

I. SUMMARY

The results of the Telex-Chile group for the six months ended at June 2002, reflected an improvement of 62%. The loss of Ch$ 5,492 million shown in this period compares positively with the 2001 period (loss of Ch$ 15,655 million). The operating income improved 41%, the negative income of Ch$ 2,986 million is substantially better than that recorded in 2001 with a loss of Ch$ 5,041 million. The above, as a result of a reduction in operating costs and expenses, partially offset by a reduction of revenue.

Consolidated revenue of Telex-Chile S.A. for January-June 2002 amounted to Ch$ 20,955 million, compared with Ch$ 24,946 million for the same period 2001. The main business lines are Multicarrier or commuted services (Ch$ 12,180 million), Services to Enterprises or private parties (Ch$ 2,507 million), Exchange of traffic with foreign countries (Ch$ 1,398 million) and Operations foreign subsidiaries (Ch$ 2,946 million). Since the FECU of March 2002 the Superintendence of Securities and Insurance has authorized the deconsolidation of the subsidiary Colomsat S.A., which means that its results are no longer reflected in our consolidated results of operation by appeared as Ch$ 1,413 million.

MULTICARRIER AND INTERNET

The Chilean market for multicarrier has experienced, the last six months, a persistent decline. Domestic long distance traffic decreased this semester an estimated rate of -14.2% in traffic (Chilesat's estimation), principally due to the general economic situation and the use of mobile phones. With respect to international long distance traffic, this market is experiencing a similar trend, the rate of decrease in traffic for the last six months has been 3.7% (Chilesat's estimation). The reason in this case is the economic situation of the region.

Chilesat S.A. has maintained a relevant percentage of the long distance and Internet Market. The revenues of this business explain 58% of the consolidated total. As has occurred in the industry in general, national long distance traffic has been reduced (including value added services) but the average price has been higher.

In international long distance, traffic has increased, while the average price has recorded a drop, as a result of the greater competition concentrated in Santiago.

Internet revenues have shown a slight increase compared with the same period of the preceding year, as a result of a better return process, that made it possible to focus on clients and products of greater margin, improving the result of this business.

CORPORATE SERVICES

There is no official statistic for this segment, but in general two forces have affected this segment with different results, on one side increased efforts of industrial and entrepreneurial customers to enhance their communication and data transmission and on the other hand the overall economic situation and its effects on the corporate sector.

Chilesat Servicios Empresariales S.A. through its offer of products for data, voice and image transmission, through private and virtual networks, offers solutions to the major enterprises and corporations of our country. The portfolio of clients during the second quarter of 2002 increased almost in 4.8% with respect to the same period of the year 2001. This implied an increase in the income generated by this business reaching Ch$ 2,507 million for the second quarter of 2002.

OPERATION OF FOREIGN SUBSIDIARIES

United States and Peru are served by Texcom S.A. with prepaid business cards, long distance and internet services. In the United States traffic increased 0.6% (to 37.6 million minutes during the second quarter of 2002), as well as the average price.

The Telex-Chile Group is in a process of reviewing the business opportunities that generate through its subsidiaries abroad. In order to rationalize its long-term strategy for the external markets.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

CAPITALIZATION PROCESS

Due to the capitalization process that ended on May 30, 2002, the financial statements of the Company have had a positive change. The main changes are:

a) Capitalization of the financial debt and equivalent increase in the shareholders' equity of Ch$ 73,373 million.

b) Capital contribution in cash for Ch$ 6,963 million.

c) Reversal of penalty interest that will affect financial Expenses for interest accrued in the first quarter of 2002 (for Ch$ 657 million) and in Other Non Operating income for interest accrued of the year 2001 (for Ch$ 1,414 million)

d) A restructuring agreement of the subsidiary Chilesat S.A. with Banco de Credito e Inversiones and Banco de Chile (formerly Banco de A. Edwards) that stipulates the rescheduling of the debt during four years with four equal annual installments.

e) Due to the strong reduction of the financial indebtedness ratio the commitment for the payment of financial interest will be reduced and thereby the cash requirements for the Company.

"The implications from the business viewpoint are important since the financial and capital situation will permit offering to the market of individuals and corporations products of a high degree of development and with a long-term horizon, thus improving its competitive strengths. Particularly, the development of new value added products, as well as the offer of more sophisticated corporate services and tailor-made for the clients, will be the bases for future development of the company. At present there is human, technological and financial capital to consolidate existing markets and address new markets such as the American and other Latin American markets.

II. INCOME STATEMENT

1.  OPERATING INCOME.

The consolidated operating income of Telex-Chile S.A. for the period January-June of 2002 amounted to Ch$ 20,955 million, compared with Ch$ 24,946 million for the same period of the year 2001. The main business lines are Multicarrier or commuted services (Ch$ 12,180 million), Services provided to companies or private parties (Ch 2,507 million), traffic exchange with foreign countries (Ch$ 1,398 million) and Operations foreign subsidiaries (Ch 2,946 million, which does not include the operating income of the subsidiary Colomsat S.A. that since March 2002 is not consolidated). These businesses are carried out mainly through a group of subsidiaries such as Chilesat S.A., Chilesat Servicios Empresariales S.A. and Texcom S.A. among others.

MULTICARRIER  AND INTERNET

Chilesat S.A. has maintained a relevant percentage of the long distance market and Internet, which explains 58% of the total consolidated income. With respect to the preceding year income has dropped, recording less long distance national traffic (including value added services) but higher average prices. In international long distance, the traffics have been maintained while the average price has shown a drop as a result of the greater competition concentrated in Santiago. Finally the Internet income has shown a slight increase compared with the same period of the past year, due to a process of return system that made it possible to focus on clients and products of greater margin, considerably improving the result of this business. This line of business is based on a mix of products that include contracted clients, dialing and added value products. Chilesat S.A. has been characterized by offering vanguard products in this market, which it is expected to develop with greater strength and more commercial support in the future.

CORPORATE SERVICES

Through its offer of data, voice and image transmission products, through private and virtual networks, Chilesat Servicios Empresariales S.A. offers solutions to the main enterprises and corporations of our country. Through an IP/MPLS network, one of the most advanced in the country, it offers corporate services from Arica to Punta Arenas.

During the second quarter of 2002 the portfolio of clients increased by almost 4.8%, compared with the same period of the year 2001. This implied an increase in the revenue generated by this business reaching CH$ 2,507 million for the second quarter of 2002. The capitalization of the financial debt of the group, improved the financial profile and long-term viability of the Telex Chile Group, which will be a crucial factor of credibility, improving its competitive positioning to confront the development of this business line in the future.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

OPERATION OF FOREIGN SUBSIDIARIES

The Telex-Chile group deals with the markets of the United States and of Peru, through the holding company Texcom S.A. Texcom USA is the company that covers the market of the State of Florida. Compared with the preceding year Texcom USA increased its traffic by 0.6% (37.4 million minutes in 2001 to 37.6 million minutes the second quarter of 2002), while there has been a reduction of the average price in this market.

The Telex-Chile group is undergoing a process of review of the business opportunities that generate through its subsidiaries abroad. This process will be continued during the second half of the year 2002, after which it is expected to define the business commitments that will be taken in the American and Peruvian market.

OTHER BUSINESSES

The income associated to other lines of business such as the performance of services to other carriers generated income in the amount of Ch$ 1,777 million in the period analyzed, showing a reduction of 16% with respect to the same period of 2001. Fewer minutes billed and a reduction in the fixed charges explain such variation.

Summarizing, the income arising from the operation amounted to Ch$ 20,955 million in the second quarter of 2002, equivalent to 16% of reduction with respect to the same period 2001. 89% was generated in the business in Chile and the balance was generated abroad.

2.  OPERATING COSTS

The proportion of fixed and variable operating costs within the total of operating costs is shown on the following table:

                                                   January - June
                         -----------------------------------------------------
                                           2002                   2001
                         -----------------------------------------------------
                         Millions of Ch.$      %      Millions of Ch.$    %

Variable Operating Costs       5,374         34.69%         5,292       25.66%
Fixed Operating Costs          4,809         31.05%         9,277       44.98%
Depreciation                   5,307         34.26%         6,057       29.37%

As at June 2002 the operating costs dropped by 24.9% (from Ch$ 20,626 to Ch$ 15,490 million) mainly as a result of a more efficient operation and the return of two transponders to Intelsat. Likewise, the Superintendence of Securities and Insurance authorized Telex-Chile group not to consolidate its indirect subsidiary Colomsat S.A. since March of 2002 (Note 2d).

The variable operating costs include the access charges and correspondent costs generated by the long distance calls, which increased by Ch$ 82 million, 1.5% with respect to the same period of 2001, as a result of the variation of the dollar exchange rate, in spite of having less traffic and having effected better negotiations with the correspondents.

The fixed operating costs include the telecommunication expenses, personnel and other costs, which decreased by Ch$ 4,468 million, 48.2% less than the same period of the year 2001.

As at June 2002 the administration and sales expenses were reduced by 9.7% (from Ch$ 9,360 to Ch$ 8,451 million). This reduction in the costs is due fundamentally to a reduction in the number of personnel of the Telex-Chile S.A. group and non-consolidation of the Colomsat subsidiary since March 2002.

3.  OPERATING RESULTS

As at 30th June 2002, the operating results of Telex-Chile S.A. show an improvement of 41%. The negative result of Ch$ 2,986 million is substantially better than that recorded in the year 2001 with a loss of Ch$ 5,041 millions. This is the result of a reduction in operating costs and expenses, compensated with a reduction of the revenues.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

4.  NON OPERATING INCOME

The non-operating income increased in the January-June period of 2002 in Ch$ 1,342 million, with respect to the same period of 2001. With regard to the April-June period of 2002 the non-operating revenue increased by Ch$ 1,253 millions compared to the same period of 2001. This variation is explained fundamentally by the increase of Ch$ 1,356 million in other non-operational revenues as a result of the reversal of financial interest of the year 2001 (Ch$ 1,414 million) determined by the renegotiation and capitalization of financial credits in April and May of 2002.

The financial expenses as at 30th June 2002 were reduced by 47.2% (Ch$ 2,198 million) compared with the period of January-June of 2001. With respect to the April-June 2002 period the financial expenses dropped by 92% (Ch$ 2,332 million); compared with the same period of 2001, due principally to the reversal of penal interest of the credits (Ch$ 658 million) and the reduction of the financial liabilities due to the capitalization of most of them made in April and May of 2002 and of the booking of the interests of the principal installment not paid in April 2001, which were booked at the maximum conventional rate. The non-consolidation of the subsidiary Colomsat S.A. must also be considered. The increase in the losses in related companies is due to the indirect associated company Melbourne Int. Communications Ltd.

5.  NET LOSS

During the year 2002, the company showed a loss of Ch$ 5,942 million, Ch$ 9,713 million less than in the year 2001, which amounted to a loss of Ch$ 15,655 million. With respect to the period April-June 2002 the company recorded a loss of Ch$ 1,040 million, Ch$ 9,535 million less than in the same period of 2001. The above is explained fundamentally by a better operating margin and reduction of administration and selling expenses, as a result of the non consolidation of the subsidiary Colomsat S.A. and a reduction in the non operating loss, generated fundamentally by less losses due to financial expenses and exchange differences.

III. CONSOLIDATED GENERAL BALANCE SHEET

As at 30th June, 2002, the consolidated assets of the company fell by Ch$ 34,784 million with respect to the 2001 period. This variation is reflected by an increase in the Current Assets of Ch$ 6,327 million a reduction of the Fixed Assets in Ch$ 38,636 million and a reduction of Other Assets for Ch$ 2,474 million.

The current assets increased as a result of the capital increase made by the controlling shareholder, which at the same time of capitalizing the financial debt contributed approximately US$ 10 million dollars in fresh resources for the Company. The major reductions of the Current Assets that partly compensated the above are in Trade Debtors, Recoverable Taxes, Prepaid Expenses and Other current assets.

As at June 30, 2002, the Fixed Assets dropped by Ch$ 38,636 million with respect to the previous period, as a result of the depreciation accrued in the period and a write-off due to obsolescence made in December 31, 2001. As explained at the time, the Telex-Chile Group made a review and analysis of the assets of the Group together with the external auditors of the company, which derived in the adjustment of some assets due to obsolescence.

The consolidated current Liabilities experienced a reduction of Ch$ 333,898 million, the increases correspond to long term Debts with maturity within one year Ch$ 4,500 million, Accounts Payable Ch$ 2,467 million, Documents payable Ch$ 12 million, Notes and accounts payable to related companies Ch$ 51 million, Advanced sale credits Ch$ 196 million and Other current liabilities Ch$ 27 million, which are set off with reductions in : Short term Debts with banks and financial institutions Ch$ 60 million, Long-term Debt with banks and financial institutions. Short-term portion Ch$ 39,480 million, Sundry Creditors Ch$ 168 million, Provisions Ch$ 780 million, Withholdings Ch$ 570 million, Income Tax Ch$ 87 million.

The reduction of Short Term Liabilities and Long Term Liabilities is caused basically due to the capitalization of financial obligations effected in April and May 2002, in accordance with the preventive judicial agreement.

Deferred income shows a net increase of Ch$ 228 million as at June 30, 2002, as a result of a supplement of the agreement with Smartcom S.A. netted with a reduction that corresponds to the recognition in results of the agreement for real right of use and a contract for the provision of services on the optical fiber network, executed with Smartcom S.A., an optical fiber maintenance agreement executed with CTC Mundo and a rental of links and transmission means to Telesat S.A.

The increase of Ch$ 36,862 million in Shareholders' Equity is due to the capitalization of financial credits and cash in the total amount of Ch$ 80,336 million and the lower loss shown as at 30th June 2002 compared with that obtained as at 31st December, 2001. The latter is strongly impacted by the effects of the write off for obsolescence of the fixed assets reflected in the item Other Non Operating expenses and Financial Expenses and the Exchange Difference of the period.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

IV. FINANCIAL INDICATORS

The main financial indicators and other important businesses related to the financial statements as of June 30 2002 and 2001 are as follows :


                                                                  2002                          2001
                                                                Th.Ch.$                       Th.Ch.$


IV.1    Current liquidity                                                 0.79                        0.22
IV.2    Acid test ratio                                                   0.79                        0.22
IV.3    Debt service ratio                                                0.94                        12.91
IV.4    Ratio of short term debt to Total Debt                          57.90%                       51.28%
IV.5    Ratio of long term debt to Total Debt                           42.10%                       48.72%
IV.6    Total Assets                                  Th.Ch.$       94,119,094      Th.Ch.$     128,902,856
IV.7    Trading Income                                Th.Ch.$       20,955,403      Th.Ch.$      24,945,681
IV.8    Ratio of trading costs to Total Costs                           64.70%                       68.79%
IV.9    Ratio of Overheads and Sales to Total Costs                     35.30%                       31.21%
IV.10   Cover of Financial Costs                                        (1.30)                        (2.39)
IV.11   Trading profit or loss                        Th.Ch.$     $(2,985,601)      Th.Ch.$      (5,040,995)
IV.12   Financial costs                               Th.Ch.$      (2,456,837)      Th.Ch.$      (4,654,536)
IV.13   Non-trading profit or loss                    Th.Ch.$      (2,944,832)      Th.Ch.$     (10,759,412)
IV.14   R.A.I.I.D.A.I.E.                              Th.Ch.$      (2,510,084)      Th.Ch.$      (4,282,772)
IV.15   Profit or loss after tax                      Th.Ch.$      (5,941,671)      Th.Ch.$     (15,655,367)

                    ANALYSIS OF INDEXES AND IMPORTANT ITEMS

IV.1 CURRENT LIQUIDITY                                  0.79            0.22

     This index increases, basically, as a result of the capitalization of financial obligations stemming from the preventive judicial agreement undertaken in April and May 2002.

a)   INCREASES AND DECREASES IN CURRENT ASSETS

     TRADE DEBTORS

     This business shows a net decrease, mainly due to invoices receivable from domestic customers and an increase in correspondents.

     SUNDRY DEBTORS

     This business shows an increase in debt collecting agencies and sundry debtors and a decrease in up-front payments to suppliers.

     BILLS AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

     The net increase in this business amounting to Th.Ch.$ 777,718 is due principally to the non-consolidation of the subsidiary Colomsat S.A., as a result of the uncollectable provision from Melbourne International Communications Ltd. and due to a long term reclassification of an agreement with Chilexpress S.A.

     OTHER CURRENT ASSETS

     The net decrease in this business amounting to Th.Ch.$ 113,561 is due mainly to a reduction in Accounts to be billed to customers, offset by an increase in purchase operations with a commitment to resell.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

b)   INCREASES AND DECREASES IN CURRENT LIABILITIES

     LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS - SHORT TERM PORTION

     The decrease of Th.Ch.$ 39,480,474 is due mainly to the re-negotiation and capitalization of financial liabilities, as a result of the preventive judicial agreement.

     LONG TERM OBLIGATIONS MATURING WITHIN ONE YEAR

     The increase of Th.Ch.$ 4,500,410 in this item is due mainly to the incorporation of new leasing agreements and the transfer from long to short term leasing installments.

IV.2 ACID TEST RATIO                                0.79                0.22

     This index is the same as the one mentioned in previous point IV.1 due to the fact that the Company and its subsidiary are not carrying any inventories.

IV.3 DEBT SERVICE RATIO                             0.94                12.91

     The variation in this index compared to the previous period is due, fundamentally, to an increase in capital undertaken with the capitalization of financial loans and cash worth a total amount of Th.Ch.$ 80,336,367.

IV.4 RATIO OF SHORT TERM DEBT
     TO TOTAL DEBT                                57.90%                51.28%

     The breakdown of the items that explain an increase in this index is described in point IV.1.b.

IV.5 RATIO OF LONG TERM DEBT
     TO TOTAL DEBT                                42.10%                48.72%

     The breakdown of the items that explain the decrease of this index is described in point IV.1.b.

IV.6 TOTAL ASSETS                     Th.Ch.$ 94,119,094   Th.Ch.$ 128,902,856

     The decrease of Th.Ch.$ 34,783,762 as of June 30 2002, compared to the same period in 2001, is explained with what was mentioned in point III.

IV.7 TRADING INCOME                   Th.Ch.$ 20,955,403   Th.Ch.$ 24,945,681

     Trading income went down by Th.Ch.$ 3,990,278 compared to the previous period due, mainly, to what was explained in point II.1.

IV.8 RATIO OF TRADING COSTS TO TOTAL COSTS        64.70%                68.79%

     There is a decrease in this index that is as a result of a drop in Overheads and Sales, explained in point II.2.

IV.9 RATIO OF OVERHEADS AND SALES
     TO TOTAL COSTS                               35.30%                31.21%

     This index has increased as a result of a drop in Overheads and Sales, explained in point II.2.

IV.10 COVER OF FINANCIAL COSTS                    (1.30)                (2.39)

     The negative decrease of this index is as a result of having a result before taxes that is lower in relation to the previous period.

                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

IV.11 TRADING PROFIT OR LOSS        Th.Ch.$ (2,985,601)     Th.Ch.$ (5,040,995)

     The variation in the trading profit or loss is explained in point II.3.

IV.12 FINANCIAL COSTS               Th.Ch.$ (2,456,837)     Th.Ch.$ (4,654,536)

     The variation in the trading results is explained in point II.4.

IV.13 NON-TRADING PROFIT OR LOSS    Th.Ch.$ (2,944,832)    Th.Ch.$ (10,759,412)

The decrease of negative non-trading profit or loss is due mainly to profits on exchange rate differences compared to the previous period (point II.4), and a reduction in financial costs, explained in point II.4.

IV.14 R.A.I.I.D.A.I.E.               Th.Ch.$ 2,510,084     Th.Ch.$ (4,282,772)

     The increase of this index is as a result of having a negative result before tax when compared to the provision for previous period.

IV.15 PROFIT OR LOSS AFTER TAX       Th.Ch.$ (5,941,671)  Th.Ch.$ (15,655,367)

     The variation of this result is explained mainly by what was described in point II.5.

                                 PROFITABILITY

PROFITABILITY ON SHAREHOLDERS' EQUITY

Defined as the ratio of the result for the period against average shareholder equity and corresponds to (0.22).

PROFITABILITY OF ASSETS

Defined as the ratio of the result for the period against average assets and corresponds to (0.05).

PROFITABILITY ON TRADING ASSETS

Defined as the ratio of the trading results for the period against average trading assets and corresponds to (0.03). Current assets and fixed assets are considered as trading assets.

PROFIT PER SHARE

Defined as the result for the period divided by the number of shares subscribed and paid at the close of the period and corresponds to (0.001).

INDICATION OF THE MAIN DIFFERENCES BETWEEN THE MARKET OR ECONOMIC VALUE AND THE COMPANY'S ASSET VALUE

As of June 30 2002, the Company and its subsidiaries did not show any significant differences that should be reported. Moreover, given the special characteristics and specialization of the Company and the subsidiaries' fixed assets, it becomes very difficult to quantify any possible difference in this item.

                        MARKETS IN WHICH IT TAKES PART

Of the total consolidated sales of the Company, 76.13% refers to income from the domestic market, 12.84% to income generated on the international market by its domestic subsidiaries and 11.03% by its foreign subsidiaries.

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                       TELEX-CHILE S.A. AND SUBSIDIARIES
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2002

                                   CASH FLOW

                                                      2002           2001
                                                     Th.Ch.$        Th.Ch.$

Cash flow arising out of operational activities      1,017,746        300,387
Cash flow arising out of financing activities        6,553,262    (13,036,110)
Cash flow arising out of investment activities      (2,698,275)    10,658,379

Description of Cash Flow variations :

Cash flow arising out of operational activities

The resources generated out of operational activities increased compared to the previous period by Th.Ch.$ 717,359 due, fundamentally, to a decrease in payments to suppliers and personnel, value added tax and other similar ones paid and interest paid amounting to Th.Ch.$ 5,841,782, offset by a decrease in Debt Collection from debtors for sales worth Th.Ch.$ 4,758,129 as a result of less trading income.

Cash flow arising out of financing activities

The increase of Th.Ch.$ 19,589,372 in resources used in financing activities is due mainly to an increase in capital undertaken using cash and capitalizing financial loans, compared to the year 2001 when the subsidiary Chilesat S.A., as a result of a pre-payment made by Smartcom S.A., paid off loans worth Th.Ch.$ 12,851,975 in accordance with the loan rescheduling agreement.

Cash flow arising out of investment activities:

The resources arising out of investment activities decreased by Th.Ch.$ 13,356,654, mainly because of the sale of investments in financial instruments worth Th.Ch.$ 13,065,721 which were devoted to paying off bank loans by the subsidiary Chilesat S.A., in accordance with what was mentioned in the previous paragraph.

                             MARKET RISK ANALYSIS

The Company and its subsidiaries do not carry any cover against risks against interest rates, exchange rates or any other relevant risks; meaning, it is exposed to any variation there might be of these risks.

Imbalances between assets and liabilities are as follows :

Assets in US dollars                             Th.US$     7,211.83
Liabilities in US dollars                        Th.US$    32,357.35

The proportion of foreign currency in the trading results in percentages over each item is as follows :

Trading Income                                                23.65%
Trading costs                                                 37.15%
Overheads and sales                                           12.40%


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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

The essential or relevant events reported to the Superintendence of Securities and Insurance, in the period included between January 1 and June 30, 2002, are the following.

1. By letter of January 8, 2002, the subsidiary Chilesat S.A. reported the following:

     That at Regular Board Meeting held on this day, January 7, 2002 Mr. Jorge Awad Mehech tendered his resignation as of this same date, to the position of Chairman of the Board, and the latter unanimously appointed Mr. Juan Pablo Roman Rodriguez as new Director of the Company to substitute Mr. Awad.

     That the Board of Directors unanimously proceeded, with the exclusive abstention of the person appointed, to name Mr. Juan Pablo Roman Rodriguez as new Chairman of the Board and also President of the Company.

     Consequently, the Board of Directors of Chilesat S.A. is formed by Mr. Juan Pablo Roman Rodriguez as Chairman, Mr. Juan Eduardo Ibanez Walker as Vice Chairman, and the directors Messrs. Fernando Aguero Garces, Patricio Claro Grez, Pedro Lizana Greve, Guillermo Morales Errazuriz, Heriberto Urzua Sanchez Jose Miguel Valdes Lira and Luis Vidal Hamilton-Toovey.

2.   By letter of January 8, 2002, the following was reported:

     That the Board of Directors of Telex-Chile S.A. at regular meeting held on January 7, 2002, resolved to call the shareholders of Telex Chile S.A. to: a Special General Shareholders' Meeting for Wednesday January 30 at 10:00 a.m. to be held in the Company's offices located at Rinconada El Salto Number 202, of the Municipality of Huechuraba of the city of Santiago, in order to take a resolution on the following matters:

     1. To give an account and report on the terms of the preventive judicial agreements of the Company and of its subsidiary Chilesat S.A. agreed at their respective Creditors' Meeting, and especially on the obligations that they must fulfill according to them.

     2. To increase the equity capital in a sum of not less than Ch$ 248,498,772,823 or in the amount that may be determined by the General Meeting, issuing for this purpose the pertinent number of shares, pro rata between A and B series, in order to carry out the capitalization of direct and indirect credits against the Company that the financial creditors have

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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

          defined as such in the preventive judicial agreement of Telex-Chile S.A. that should voluntarily agree, as also to capitalize of those credits against the subsidiary Chilesat S.A. that are assumed by Telex-Chile S.A. by virtue of the novation due to change of debtor provided for in such agreement, all this without prejudice to the legal right of preferential subscription that corresponds to the shareholders and/or their assigns.

          For such purpose the General Meeting will determine the value of placement and the number of shares to be issued for each series of shares into which the capital of the Company is divided, proposing to maintain the present existing pro rata between such series of shares and their respective preferences, and the General Meeting will also determine the form, conditions, terms and time periods for the issue, subscription and payment of the shares that it is resolved to issue.

     3. To resolve that the shares that are issued in each series against the capital increase to be approved, will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, cash down at the time of the subscription or else to be subscribed and paid for by the financial creditors through the capitalization of credits prior to the issue that such financial creditors or their assigns may have against the Company, according to what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

     4. To authorize the Board of Directors, so that, with the broadest attributions, it may request the registration in the Registry of Securities of Superintendence of Securities and Insurance the issue of shares to be resolved, and that, once such issue is registered, it may offer such shares to the beneficiaries of the emission, on one or more occasions, as determined by the Board of Directors itself, within the period of 120 calendar days from the date when the Creditor's Meeting that resolved the preventive judicial agreement is held.

     5. To take all the other resolutions that may be necessary and conducive to implement, facilitate and in general carry out the decisions of the special general shareholders' meeting on the abovementioned matters, as also any adaptations and complementation of the text of the bylaws that may be a consequence of the modifications that may be resolved by the general meeting, and grant the powers that may be necessary to materialize the resolutions that may be taken.

          It was also reported at the same Regular Meeting of the Board of Directors, that Mr. Jorge Awad Mehech tendered his resignation as of that same date to the position of Chairman of the Board and Director of the Company, that was accepted by the Board, the latter therefore unanimously appointing Mr.

                                      69
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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

          Juan Pablo Roman Rodriguez as new Director of the Company, to substitute Mr. Awad.

          It was also reported that the Board unanimously, and with the sole abstention of the person appointed, proceeded to name Mr. Juan Pablo Roman Rodriguez as Chairman of the Board, and President of the Company.

          Consequently, the Board of Directors of Telex-Chile S.A. remained integrated by Mr. Juan Pablo Roman Rodriguez as Chairman, Mr. Juan Eduardo Ibanez Walker as Vice President, and the directors Messrs. Fernando Aguero Garces, Patricio Claro Grez, Pedro Lizana Greve, Guillermo Morales Errazuriz, Heriberto Urzua Sanchez Jose Miguel Valdes Lira and Luis Vidal Hamilton-Toovey.

3.   By letter of January 25, 2002 the following was reported:

     That through resolutions issued on this day, the Twenty-eighth Civil Court of Santiago declared as approved the respective Preventive Judicial Agreements of Telex-Chile S.A. and Chilesat S. A.

4.   By letter of January 30, 2002, the following was reported:

     That at the Special General Shareholders' Meeting of Telex-Chile S.A., held today, January 30, 2002, and which was attended by shareholders representing 89.3552% of the shares issued by the Company, the General Meeting resolved the following:

     1. To increase the equity capital of the Company from the sum of Ch$ 98,111,714,580, that includes the capitalization of the distribution of the revaluation of the equity capital on December 31, 2000, in accordance with the balance sheet approved by the regular General Shareholders' Meeting held on April 27, 2001, divided into 116,242,756 registered shares of the A series and in 111,684,217 registered shares of the B Series, all of equal value and without par value, to the sum of Ch$ 361,782,050,877, divided into 7,586,902,285 registered shares of the A series and in 7,289,376,705 registered shares of the B series, issuing simultaneously on one or more occasions, 7,470,659,529 shares of the same A Series and 7,177,692,488 shares of the same B series, in each case pro rata to their present participation in the equity capital, of the same placement value for both series of Ch$ 18 per share, in order to cover such capital increase, which will be preferentially offered to the Company's shareholders, pro rata to the shares they hold.


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

                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

     The shares to be issued in each series against such capital increase, will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or be subscribed and paid for by the financial creditors, cash down at the time of their subscription or through the capitalization of the credits prior to the issue, that such shareholders or financial creditors or their assigns might have against the Company, according to what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

     The shareholders that are entitled to subscribe shares or their assigns must express in writing their intention to subscribe them within the maximum period of 30 days from the publication of the notice of preferential offer. If nothing is expressed within such term, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assigns making use of their preferential option, cannot be offered by the Board to third parties at values that are lower or in conditions that are more advantageous than those, and must be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits provided for in the Preventive Judicial Agreement of the Company agreed on December 28, 2001 before the Twenty-eighth Civil court of Santiago.

     The value of the shares to be subscribed by the financial creditors and/or their assigns shall be paid by means of the capitalization of their credits, with the corresponding set off until the concurrence of the existing credits and which have been properly accredited, that such creditors may have against the Company, granted prior to the issue of such shares. For purposes of the capitalization, financial creditors of the Company will be understood to be those who are defined as such in the preventive judicial agreement agreed on December 28, 2001 before the Twenty-Eighth Civil Court of Santiago, that is to say: (i) Those financial creditors of Telex-Chile S.A. who originally had that capacity; or (ii) those financial creditors who acquire the capacity of creditors against Telex Chile S.A. as a result of the novation due to change of debtor that the financial creditors of its subsidiary Chilesat S.A. are entitled to make. The value of their credits will be determined by the Board of Directors, taking into account the stipulations of such preventive judicial agreement. All the shares through which the capital increase will be made must be issued, subscribed and paid for within the maximum period of 120 calendar days from December 28, 2001. If upon the expiration of this term the capital increase has not been paid, this must be reduced to the sum actually paid.

                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS


     2. Authorize the Board of Directors, so that with the broadest attributions, it may adopt all the rest of the resolutions that may be necessary to implement the capital increase, being able to establish the rest of the modalities of the issue and placement of the paid shares, and to request the registration in the Registry of Securities of the Superintendence of Securities and Insurance of the issue of the shares, according to the procedure established in number 4 and 5 of the Third Section of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance and that, once such issue is registered, it may offer such shares to the beneficiaries thereof, on one or more occasions, as may be determined by the Board of Directors itself within a term of 120 calendar days as of December 28, 2001.

     3. Replace the Fifth article of the bylaws with regard to the equity capital and the First Transitory Article of the Bylaws with regard to the manner in which such capital is subscribed and paid for and that will be subscribed and paid for, in terms that are consistent with the resolutions taken and referred to above.

     4. Finally the General Meeting took the necessary resolution in order to legalize and carry out the aforementioned resolutions

5. By letter of February 1, 2002 Telex Chile S.A. and its subsidiary Chilesat S.A. reported the following:

     1. That in the respective regular meetings of the Board of Directors of Telex-Chile S.A. and of Chilesat S.A. held today, February 1, 2002, its respective Boards of Directors took note that Mr. Jose Miguel Valdes tendered his resignation to the position of director of such Companies, which were made effective as of the same date.

     2. It was also reported at the same meeting, that, exercising the authority established in article 32 of the Stock Corporation Law, their respective Directors unanimously resolved to appoint Mr. Raul Sotomayor Valenzuela to substitute the director who tendered his resignation as of this same date.

     3. It was also reported that at these respective meetings Mr. Juan Eduardo Ibanez Walker tendered his resignation to the position of Vice President of the Board of Directors of Telex-Chile S.A. and of Chilesat S.A. and the director Mr. Raul Sotomayor Valenzuela was appointed by the respective boards of directors in his substitution. Mr. Ibanez continues as director of both companies.

     4. It was finally informed that in these respective meetings Mr. Alejandro Ulloa Azocar tendered his resignation as of this date to his position of General Manager of Telex-Chile S.A. and of Chilesat S.A., and their respective

                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

          boards of directors proceeded to appoint the Manager of Administration and Finance, Mr. Rafael Wilhelm Matthei in his stead as new General Manager of such companies, in the nature of interim.

6.   By letter of February 8, 2002 the following was reported:

     That the Board of Directors of Telex-Chile S.A., fulfilling the resolutions on capital increase taken at the Special General shareholders' Meeting held on January 30, 2002, and in the exercise of the authorities that were given to hi at such meeting, resolved at special meeting held yesterday, among other matters:

     1. To issue simultaneously, 7,470,659,520 paid shares of the same A Series at present existing and 7,177,692,488 paid shares of the same B series at present existing, in order to cover the capital increase amounting to the sum of Ch$ 263,670,336,297, resolved at such meeting, which, once such issue is registered in the Registry of Securities of Superintendence of Securities and Insurance, it shall be offered preferentially to the shareholders of the Company, who will be entitled to subscribe and pay for them pro rata to the shares they hold registered in the shareholders registry on the fifth business day prior to the date of publication of the notice of preferential option.

     2. The placement value of the shares that it was resolved to issue will be for both series Ch$ 18 per share and will be exclusively directed to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or to be subscribed and paid for by the creditors or their assigns, cash down at the time of their subscription, or through the capitalization of credits prior to the issue, that such shareholders or financial creditors or their assigns might have against the Company, in accordance with what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

     3. The shareholders entitled to subscribe shares, or their assigns, must express in writing their intention to subscribe them within the maximum period of 30 days counted from the publication of the notice of preferential offer. If nothing is expressed within that term, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assigns exercising their preferential option, shall not be offered to third parties at values that are lower or in more advantageous conditions than those, and they will be destined exclusively to be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits

                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

          provided for in the preventive Judicial Agreement of the Company agreed in December 28, 2001 before the Twenty-eighth Civil Court of Santiago.

     4. The value of the shares to be subscribed by shareholders and/or their assigns, or by the financial creditors and/or their assigns, and that is paid through capitalization of their credits, with the pertinent set off, will be made until the concurrence of the credits that exist and that are properly accredited, that such shareholders or creditors, and if this is the case their assigns, have against the Company, granted prior to the issue of these shares. For the purpose of capitalization, financial creditors of the Company will be understood to be those defined as such in the preventive judicial agreement agreed on December 28, 2001 before the Twenty-eighth Civil court of Santiago. The value of their credits shall be determined in the terms and conditions that may be resolved by the Board of Directors when the time comes, taking into consideration the stipulations of such preventive judicial agreement. All the shares through which the capital increase will be made must be issued, subscribed and paid for within the maximum term of 120 calendar days counted since December 28 of the year 2001. Upon expiration of this term, if the capital increase has not been completed, it will be reduced by operation of law to the sum actually paid.

7. By letter of March 5, 2002, Telex-Chile S.A. and its subsidiary Chilesat S.A. reported the following:

     That at their respective special meetings held today, March 5, 2002, the boards of directors of Telex-Chile S.A. and of Chilesat S.A. agreed to appoint Mr. Alejandro Rojas Pinaud as of that same date, as new General Manager of such companies.

     The Boards of Directors likewise resolved that Mr. Rafael Wilhelm Matthei, who performed the functions of General Manager of both companies in the capacity of interim, would resume as of the same date, his position of Manager of Administration and Finance of Telex-Chile S.A. and Chilesat S.A.

8.   By letter of March 5, 2002 the following was reported:

     1. That at special meeting held today March 5, 2002, the Board of Directors of Telex-Chile S.A. resolved to call its shareholders to a Special General Shareholders' Meeting on March 25, 2002, at 10.00 hours, to be held at No. 202 Rinconada El Salto of the Municipality of Huechuraba, Santiago, in order that the General Meeting may approve a postponement until May 30, 2002, of the period to subscribe and pay for the capital increase approved at the special General Shareholders' Meeting of the Company held on January 30, 2002.

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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

     2. That such call was made in accordance with what is established in No. 3) of article 58 of Law No. 18,046 on Stock Corporations, as it had been requested by a shareholder representing over 10% of the voting shares issued.

9.   By letter of March 25, 2002 the following was reported:

     1. That at the Special General Shareholders' Meeting of the Company held today, March 25, 2002, which was attended by 90.4517% of the voting shares issued by the Company, it was resolved to extend, until May 30, 2002, the term to subscribe and pay for the shares corresponding to the capital increase approved at the Special General Shareholders' Meeting of the Company held on January 30, 2002.

     2. That the General Meeting likewise resolved to adapt the text of the First Transitory Article of the bylaws, with regard to the subscription and payment of the equity capital, making it consistent with the aforementioned resolution and also resolved to authorize the Board of Directors to take all the resolutions that should be necessary to implement the capital increase according to the new period agreed to subscribe and pay for the shares.

     3. Finally, the General Meeting resolved to authorize the General Manager Mr. Alejandro Rojas Pinaud and the lawyer Mr. Felipe Perez Walker to carry out all the necessary proceedings tending to legalize the resolutions therein adopted, and to sign such applications and make all the presentations and carry out all the proceedings that may be necessary before that Superintendence in order to obtain the registration, modification, or rectification in the Registry of Securities of the issue of the paid shares.

10. By letter of April 16, 2002, the Company and its subsidiary Chilesat S.A. informed as follows:

     That yesterday, April 15, 2002, several financial creditors of Telex Chile S.A. and its subsidiary Chilesat S.A. assigned their respective credits in favor of the Company "Redes Opticas S.A." or in favor of the Company Redes Opticas (Cayman) Corp., which, therefore, became new creditors of Telex-Chile S.A. and of Chilesat S.A. in their substitution.

     In the case of Telex-Chile S.A. the following creditors assigned their respective credits to Redes Opticas S.A. : Investamerica, Barclays Bank PLC, Shinhan Bank, Key Financial Corporation, Marcard, Stein & Co., Gmbh & Co. KG. Banco Urquijo, BBV Banco Bhif, Scotia Bank Sud Americano, Dresdner Bank Lateinamerika, Inversiones DLJ Chile Limitada and Bear Stearns & Co. For its part, Bank of America and Pacific Life

                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

     Insurance Company assigned their credits to the Company "Redes Opticas (Cayman) Corp.", all of which, in the aggregate amount today in principal and interest, to the equivalent in pesos of Ch$ 17,760,285,657.

     In the case of Chilesat S.A. the following creditors assigned their respective credits to Redes Opticas S.A., Investamerica, BBV Banco Bhif, Scotia Bank Sud Americano, Dresdner Bank Lateinamerika, Sudameris, Inversiones DLJ Chile Limitada, Bear Stearns & Co. and Banco de Credito e Inversiones, while Bank of America assigned its credit to "Redes Opticas (Cayman) Corp", all of which, in their aggregate, amounted yesterday, in principal and interest, to the equivalent in pesos of Ch$ 49,380,474,117.

11.  By letter of April 26, 2002 the Company informed as follows:

     1. That today, Redes Opticas S.A. exercising the right of preferential subscription established in article 25 of Law 18,046 on Stock Corporations, notice of commencement of which was published in newspaper "Estrategia" of April 23 last, subscribed and paid for 2,544,520,302 Series "A" shares of Telex Chile S. A. for a total of Ch$ 45,801,370,838 (forty five thousand eight hundred and one million three hundred and seventy thousand eight hundred and thirty eight Chilean pesos) corresponding to the issue of paid shares resolved at the Special General Shareholders' Meeting held on January 30, 2002, modified by the Special General Shareholders' Meeting held on March 25, 2002, issue which was recorded in the Registry of Securities of that Superintendence under No. 657 on February 22, 2002, and modification of which inscription was made on April 10, 2002.

          Such shares, subscribed and paid for at their placement value of Ch$ 18 per share fixed by the Special General Shareholders' Meeting, were fully paid, capitalizing all the credits held by Redes Opticas S.A. against Telex-Chile S.A., amounting in principal and interests to the same value of the subscription of such shares, credits that had been acquired on April 15 last by Redes Opticas S.A. from several financial creditors of the Company and from its affiliate Chilesat S.A., as reported in the notice given on essential event sent to that Superintendence on April 16 last.

     2. That today also Redes Opticas (Cayman) Corp., exercising in turn its right to preferential subscription, subscribed and paid 1,143,670,567 Series "A" shares and 88,970,719 Series "B" shares of Telex Chile S.A. for a total of Ch$ 22,187,543,161 (twenty two thousand one hundred and eighty seven million five hundred and forty three thousand one hundred and sixty one Chilean pesos), corresponding to the same issue and at the same placement value mentioned above, which were fully paid, capitalizing all the credits held by Redes Opticas (Cayman) Corp.

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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

          against Telex-Chile S.A., amounting in principal and interest to the same subscription value of such shares, credits which had been acquired on April 15 last by Redes Opticas (Cayman) Corp. from different financial creditors of the Company and from its affiliate Chilesat S.A., as was also reported through the same essential event notice of which was given on April 16 last.

     3. That of the credits capitalized by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, through such subscription of shares, amounting in the aggregate to Ch$ 67,988,913. 999 (sixty seven thousand nine hundred and eighty eight million nine hundred and thirteen thousand nine hundred and ninety nine Chilean pesos) the sum of Ch$ 50,014,263,727, corresponds to those financial credits owed by the affiliate Chilesat S.A. and that as reported in the aforementioned essential event were acquired on April 15 last by Redes Opticas S.A. or by Redes Opticas (Cayman) Corp. from the financial creditors of such affiliate therein identified.

          The capitalization in Telex-Chile S.A. of those credits that its affiliate Chilesat S.A. owed was materialized by reason of having made previously several novations for change of debtor of such credits, through which Telex Chile S.A. substituted Chilesat S.A. as their debtor, in favor of Redes Opticas S.A. and Redes Opticas (Cayman) Corp., respectively, Chilesat S.A. being expressly released from its payment. Such novations were entered into onerously, in such a way that Telex-Chile S.A. became the creditor of its affiliate Chilesat S.A. for the same amounts for which the latter was released from payment with respect to Redes Opticas S.A. and Redes Opticas (Cayman) Corp.

          Such novations for change of debtor that preceded the capitalization of credits mentioned, were carried out in fulfillment of the provisions of the respective preventive judicial agreements of Telex Chile S.A. and of Chilesat S.A., approved by the Twenty-Eighth Civil Court of Santiago by resolutions of January 25, 2002 published in the Official Gazette of January 7, 2002.

     4. That, as a consequence of such capitalization of credit made by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, the financial liabilities of Telex Chile S.A. assumed with their financial creditors and/or assumed in substitution of its affiliate Chilesat S.A., have been reduced on this date in the sum of Ch$ 67,988,913,999 (sixty seven million nine hundred and eighty eight thousand nine hundred and thirteen thousand nine hundred and ninety nine Chilean pesos).

     5. It is reported that by virtue of the subscription and payment of the shares to which reference is made in numbers 1 and 2, all the shares subscribed

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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

          and paid for of Telex-Chile S.A. to this date, corresponding to the issue of 7,470,659,529 series A shares and 7,177,692,488 Series B shares resolved at the Special General Shareholders' Meeting indicated in number 1, amounts to 3,777,161,888 shares, of which 3,688,191,169 shares correspond to Series A and the remaining 88,970,719 shares to Series B.

          In view of the fact that the number of shares subscribed and paid for of the Company prior to such issue of shares was 227,926,973 shares divided into 116,242,756 Series A shares and into 111,684,217 Series B shares, the total shares of the Company subscribed and paid for up to this date, amount to 4,005,088,861 shares, divided into 3,804,433,925 Series A shares and 200,654,936 Series B shares.

     6. It is finally informed that, as a result of the shares that Redes Opticas S.A. subscribed and paid for today, it is now the titleholder of a total of 2,590,733,067 shares subscribed and paid for of the A series of the Company, representing 64.686% of the total shares subscribed and paid for to date, while Redes Opticas (Cayman) Corp., also as a result of the shares that it subscribed and paid for today, is now titleholder of 1,161,465,975 shares subscribed and paid for of the A series and of 90,355,095 shares subscribed and paid for of the B series, which in the aggregate represent a total of 1,251,821,070 shares of the Company subscribed and paid for, representing 31.255% of the total shares subscribed and paid for at this date.

          Therefore, on this date Redes Opticas S.. and Redes Opticas (Cayman) Corp. now control in the aggregate 95.94% of the total shares of Telex-Chile S.A. subscribed and paid for as of today.

          As reported in the notice on Public Offer of Acquisition of Shares and Control of Telex Chile S.A., published by Redes Opticas S.A. on March 6, 2002 in the newspapers El Mercurio of Santiago and La Tercera, the shareholders of Redes Opticas S.A. are Connected Acquisition Chile S.A. affiliate of Southern Cross in Latin America Private Equity Fund, which is the holder of 81.25% of the equity capital of Redes Opticas S.A. and Inversiones GE Capital Chile Limited, affiliate of GE Capital Equity Investments Ltd., which is the titleholder of the balance of 18.75% of the equity capital of Redes Opticas S.A.

          Redes Opticas (Cayman) Corp. is an affiliate of Redes Opticas S.A., that is the owner of all its equity capital.

12.  By letter of April 30, 2002 the Company reported the following:

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                    TELEX-CHILE S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

     That at Regular General Shareholders' Meeting of the Company held today, a new Board of Directors of the Company was elected, whose members will remain in office for a further statutory period of three years.

     The Board elected at this meeting is now formed by the following persons:

     Mr. Fernando Aguero Garces
     Mr. Jaime Bauza Bauza
     Mr. Ignacio Cosentino Ortiz
     Mr. Enrique Huidobro Augier
     Mr. Alejandro Jadresic Marinovic
     Mr. Norberto Morita Kusumoto
     Mr. Ricardo Rodriguez Molina
     Mr. Raul Sotomayor Valenzuela
     Mr. Heriberto Urzua Sanchez.

     That among other resolutions taken by the General Meeting, it approved the Annual Report, the General Balance Sheet and Income Statement of the Company corresponding to the financial period 2001, and again appointed the newspaper "Estrategia" to make any of the publications that the Company must make, once more the firm Ernst & Young was appointed as independent auditors of the Company.

     It was likewise reported that the Board of Directors of the Company, at meeting held after such General Meeting, resolved to appoint Mr. Norberto Morita Kusumoto as Chairman of the Board and Mr. Raul Sotomayor Valenzuela as Vice-Chairman.


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                               TELEX-CHILE S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 TELEX-CHILE S.A.


                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer


Dated:  September 9, 2002